UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

FORM 10-SB
_____________

GENERAL FORM FOR REGISTRATION OF SECURITIES OF
SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

CHINA RX HOLDINGS, INC.
(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of Incorporation or organization)	75-2835075 (I.R.S. Employer Identification No.)

5980 Horton Street, suite 405, Emeryville, California 94608 (Address of principal executive offices) (zip code)

Issuer's telephone number, including area code: 510-597-9130

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.001

TABLE OF CONTENTS

    Part I

    Item 1. Description of Business.

    The following discussion contains "forward-looking statements." See "Item 2. Management's Discussion and Analysis or Plan of Operation," below, for a discussion of the identification of limitations on forward-looking statements.

    Overview

    China RX Holdings, Inc. (the "Company" or "China RX") is a holding company with no significant independent operations and no significant assets other than the capital stock of its subsidiaries, ProteomTech, Inc. ("PTI") and First Capital Asia Investments Limited ("First Capital"). In the following discussion, the words "the Group", "we", "our" and "us" refer to the China RX and its subsidiaries comprised of PTI, First Capital, and Guizhou Baite Pharmaceutical Co., Ltd. ("Baite").

    China RX was incorporated in the State of Delaware on December 28, 2004. On December 29, 2004, BTHC I, LLC, a Texas limited liability company ("Ballantrae LLC"), merged with and into China RX. Ballantrae LLC emerged from bankruptcy on November 22, 2004 when the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the "Bankruptcy Court") approved and confirmed the terms of the First Amended Joint Plan of Reorganization (the "Joint Plan"). Pursuant to the Joint Plan, the Company issued 450,000 shares ("Plan Shares") of common stock to certain of its creditors. The Plan Shares were issued pursuant to Section 1145(a)(1)(A) of the United States Bankruptcy Code (the "Bankruptcy Code") and accordingly are not subject to the statutory restrictions on transferability, except those set forth in Section 1145 of the Bankruptcy Code or otherwise applicable federal law.

    On June 30, 2005, the Company acquired all of the equity interests of PTI and First Capital in exchange for the issuance of 11,505,102 shares of common stock, which represented approximately 90.2% of the issued and outstanding shares of common stock at the time of the exchange. As a result of these acquisitions, each of PTI and First Capital became wholly owned subsidiaries of the Company. The only business of First Capital is the operation of Baite, a company incorporated in the People's Republic of China (the "PRC"). PTI is incorporated in the State of Delaware, and its operations are mainly focused on developing and producing therapeutic proteins. On December 15 2005, China RX has a total of 178 of employees including 62 of full time employees.

    The Company anticipates that after this registration becomes effective, one or more brokers will apply to make its common stock become eligible for quotation on the NASD's Over-the-Counter Bulletin Board.

    The Company's offices are located at 5980 Horton Street, suite 405, Emeryville, California, 94608 (telephone: 510-597-9130).

    Business of PTI

    PTI was incorporated in Delaware on April 6, 2001. PTI is a drug development company focusing on developing and producing therapeutic proteins.

Overview of PTI

    PTI was established to commercialize a unique protein refolding technology, which was initially developed by the company's founder Dr. Henry Lin at the Oklahoma Medical Research Foundation (OMRF). The company is located in the San Francisco Bay Area and currently has 15 employees. PTI's main business is developing and producing therapeutic proteins through refolding E.Coli inclusion bodies technology. PTI has developed a pipeline of two replacement protein drugs and two novel proteins with its potential first Investigational New Drug (IND) filing with the Food and Drug Administration at the end of 2005. In the fiscal year ended June 30 of 2004 the R&D expense was US $ 2,173,856, and in the fiscal year ended June 30 of 2005 the R&D expense was US $ 2,261,968. In addition, PTI is using its China affiliate's facility for accelerated drug approval and marketing in China, and in turn to validate the clinical development investment in the US and world market.

Overview the market

    Since completion of the Human Genome Project, pharmaceutical and biotech companies are in need of various human proteins for drug development and for healthcare research. The issue for all of these companies is how to get sufficient quantities of a large numbers of proteins at reasonable cost. There is an increasing demand for recombinant proteins to replace existing protein drugs derived from animal products, such as urokinase, alpha-1 anti-trypsin, and thrombin. These products have potential concerns of viral contamination and the material sources may be limited.

PTI addresses the above unmet needs by applying its robust protein refolding technology to develop and produce (1) recombinant proteins for replacing existing animal product derived protein drugs and (2) novel protein therapeutics using the inexpensive E .coli system.

    The products in PTI's pipeline (see "Product Plan," below) address the following market segments with a combined market size over $7B (Source: DataMonitor and BCC):

•     Angiogenesis inhibitor market -- addressed by Vascular Endothelial Growth Factor Inhibitor (rVEGI.)

•     Plasminogen activators market -- addressed by Recombinant Prourokinase (rProUK).

•     Lung diseases market (A1AD and COPD) -- addressed by Recombinant Alpha-1 Antitrypsin (rAAT).

•     Liver diseases market -- addressed by Recombinant Augmenter of Liver Regeneration (rALR).

Product Plan

    Currently, PTI is focusing on internal development of a diverse portfolio of therapeutic proteins. They are in two categories: (1) improved products of existing protein drugs, and (2) novel proteins with better indications of clinical utilities. These proteins, which are otherwise difficult to recover from E. coli inclusion bodies with other technologies, have been successfully refolded with PTI's unique refolding process. Each of the current primary products is described in detail below.

Category 1: Replacement Recombinant Protein Drugs

1.	Recombinant Prourokinase (rProUK)
	•	Medical: for treating cardiovascular diseases, heart attack, stroke, DVT, PAO.
•

Competition: Abbott's urokinase from primary human fetal kidney cells has potential human pathogen contamination concerns. Tissue plasminogen activators have bleeding side effect. Abbott's proUK is produced in mammalian cell culture and not yet approved by FDA.

•

If developed, we expect PTI's products to be more stable with lower cost of producing rProUK from E. coli, and we expect them to have a better safety profile for replacing existing urokinase and streptokinase.

	•	PTI's research has been funded by Small Business Innovation Research (the "SBIR") grant.
	•	Time line: PTI is ready for preclinical studies; expected filing of IND application in 2006 and filing of a New Drug Application (NDA) with the Food and Drug Administration in 2009.

2.	Recombinant Alpha-1 Antitrypsin (rAAT)

	•	Medical: for alpha-1 antitrypsin deficiency and chronic obstructive pulmonary diseases.
	•	Competition: The only existing AAT purified from human plasma has viral contamination concerns. Arriva's rAAT is produced from yeast and in phase II trial.
	•	If developed, PTI products will be more stable with lower cost of producing rAAT to replace human plasma AAT.
	•	Timeline: In PTI's research stage now; expected IND filing with the FDA in 2007.

Category 2: Novel Recombinant Protein Drugs

1.	Vascular Endothelial Growth Factor Inhibitor (rVEGI)

	•	Medical: angiogenesis inhibitor, potential use for various cancers in late or early stage, and other angiogenesis caused indications such as macular degeneration.
•

Significance: Genentech's Avastin, approved for colon cancer recently, is an antibody protein and expecting to become a new blockbuster drug. VEGI is a natural human antiangiogenesis factor, and is expected to have better therapeutic potential than Avastin.

	•	Competition: Many other angiogenesis inhibitors and anit-angiogenesis antibodies exist.
	•	The advantage of PTI is its exclusive license of VEGI patent. Only PTI can refold

VEGI E. coli. PTI's research has been funded by NIH SBIR II grant.
	•	Timeline: PTI is currently conducting preclinical studies, and expected IND filing at the end of 2005.

2.	Recombinant Augmenter of Liver Regeneration (rALR)

	•	Medical: hepatopoietin, potential use for various liver diseases, hepatitis B&C, cancers.
•

Competition: There are several companies in China, however they still have difficulty to produce stable proteins. If developed, we expect that PTI will be able to refold rALR to a more stable and active form with lower cost from E. coli.

	•	Timeline: Currently in PTI's research stage with an IND filing projected for 2008.

Pt-Fold technology

    Pt-Fold is a technology which can recover proteins from E. coli inclusion bodies. By using this technology, PTI has refolded more than 200 proteins in the past 2-3 years.

    The protein refolding technology Pt-Fold was initially developed by the company's founder, Dr. Henry Lin, when he was an adjunct professor at the Oklahoma Medical Research Foundation ("OMRF").

Patent Portfolio

    PTI owns the following U.S. patents or license rights:

PTI Patent related Portfolio
Technology	Title of Patent	Patent Status	Patent Owner
Refolding, PTI's core technology	Universal Procedure for Refolding Recombinant Proteins	US/PCT， US patent #6,583,268	OMRF, (PTI has exclusive license)
VEGI isoforms, genes, proteins and function	Novel Isoforms of Vascular Endothelial Cell Growth Inhibitor	US/PCT, filed on Nov. 9, 2001	Georgetown Univ., (PTI has exclusive license)
VEGI refolding process	Methods for Production of Recombinant VEGI-192a	US provisional, filed on Dec 11, 2003	PTI
VEGI for cancer therapeutics
Methods for Treating Cancer Using Vascular Endothelial Cell Growth Inhibitor VEGI-192a
US provisional, filed on
Dec 11, 2003
PTI and University of Pittsburg
Pro-UK refolding process	Methods for Production of Recombinant Urokinase	US/PCT, filed on Apr. 16, 2003	PTI
PTR, automated	Apparatus for Refolding	US/PCT,	PTI/PSS

refolding instrument	Protein and Method of Using Same	Filed on May 19, 2003

Note: the first two items in the above list are process patents, and the rest are drug candidate products.

License-in Agreements

    Pt-Fold Processing Technology (in the patent title of "Universal Procedure for Refolding Recombinant Proteins", patent number: 6583268) is owned by OMRF. From 2001, PTI acquired the world wide, exclusive right and license to use the said patent as well as the right to sublicense the above mentioned right and license through a License Agreement with OMRF.

    VEGI192 Technology (with the patent application number 20030170242, entitled "Novel Isoforms of Vascular Endothelial Cell Growth Inhibitor") is owned by Georgetown University. In 2001, PTI acquired the world wide, exclusive right and license to use the said technology as well as the right to sublicense the above mentioned right and license through an exclusive license agreement with Georgetown University.

License-out Agreements

    In 2005, PTI granted and sublicensed exclusive rights to use Pt-Fold Technology to manufacture, produce and market VEGI192 in China to Guizhou Yibai Pharmaceutical Co. Ltd (the "a former related party") in China .

PTI's Business Model

    We expect that PTI will generate revenue from the followings business operations:

(1)

By developing a pipeline of protein drugs that are recombinant replacement products or novel therapeutics. The replacement products (e.g. rProUK, AAT,) will offer lower development risk. PTI is focusing on proteins that are difficult to recover from E. coli inclusion bodies comparing with other competing methods. PTI provides protein refolding contract service to major pharmaceutical companies.

(2)	By partnering with other institutes and companies to co-develop internal drugs to market or out-license for short or long term royalties at different stages.
(3)

By providing access to Pt-Fold technology for other companies to co-develop their drugs by using E. coli system, focusing on short-term revenues from upfront fees and milestone payments. PTI has signed the first co-development agreement with a research institute for its IL2 mutant drug.

(4)	By accelerating the delivery of our new products through our operations in China.

Accordingly, we expect PTI to generate revenues from

•	Out-licensing to obtain royalty fees
•	Contract service fees
•	Partner service fees
•	Government grants for research and development

Confidentiality Agreements

    All of the 15 PTI's employees have signed non competition and confidentiality agreements with PTI.

Management Team

    Jun Bao, President and Acting CEO.

    Mr. Jun Bao is the President and acting CEO of PTI. Mr. Bao has in-depth knowledge about evaluation, product management, and process control of pharmaceutical drugs. Mr. Bao worked for the China Drug Administrative System and Chinese State Drug Administration (the predecessor of SFDA, the "SDA") for 15 years. He was the Deputy Administrator, Administrator, and Director of New Drug Investigation and Approval Office of the SDA in Guizhou Province in PRC for 7 years. He was also responsible for supervising the investigation, approval, evaluation, production, control, and management of pharmaceuticals in SDA of Guizhou Province in PRC. Mr. Bao was a supervisor for Chinese National Drug Bureau and an examiner for Chinese National GMP Bureau. Mr. Bao also has 3 years of experience as project chief inspector in several large Chinese pharmaceutical companies. Mr. Bao has a BS degree in Pharmacy. He has had MBA training and other training organized by Chinese SDA for high-grade drug testing, GMP management, law, and drug testing management.

    Xinli "Henry" Lin, Ph.D., Founder. Executive Vice President and CSO

    Dr. Henry Lin is the Founder, Executive Vice President, and Chief Scientific Officer of PTI. He is currently serving as a member of the Center for Scientific Review of the National Institute of Health. Prior to founding PTI, Dr. Lin was an adjunct member/professor at Oklahoma Medical Research Foundation ("OMRF") and University of Oklahoma Health Science Center. In his 15 year academic research career, Dr. Lin has published over 50 scientific papers and 5 issued patents resulted relate to his inventions, which relate to discovery of new enzymes, development of new gene therapy method, and invention of the high-pH/pH shift refolding method (Pt-Fold technology). Dr. Lin's work was published in the Journal Science for refolding of Streptokinase in 1998, and BACE (beta-secretase) in 2000. Dr. Lin received the Edward L. and Thelma Gaylord Prize for Scientific Achievement in 2000. In 2002, a special plaque was placed at OMRF honoring Dr. Lin's contribution in Alzheimer's research. Dr. Lin was the sole inventor of the protein refolding patent which led to the founding of PTI. Dr. Lin received a BS degree in Chemistry from Peking University, China, and was selected for graduate study in the United States. Dr. Lin received an Outstanding Graduate Student Award (Cunningham Fellowship) in 1984, and earned his Ph.D. in Biochemistry from Virginia Polytechnic Institute and State University in 1987.

Luyuan Li, Ph.D. Vice President, Cancer Research

    Dr. Luyuan Li's lab is responsible for the original discovery of the VEGI gene used in PTI's current drug development project. Dr. Li is an associate professor in University of Pittsburgh. Before moving to Pittsburgh about two years ago, he was assistant professor in Georgetown University. Dr. Li is an expert in angiogenesis and cancer research. He obtained his Ph.D. degree from Cornell University in 1998. Dr. Li came to the US as a CUSBEA fellow in 1992.

    Dan Medynski, Ph.D., Director of Therapeutic Development
   Dr. Medynski obtained his Ph.D. degree from Harvard University in 1983. After finishing post-doctoral training from University of California San Francisco in 1990, he worked in several pharmaceutical and biotech companies. Dr. Medynski joined PTI in August, 2002, initially as a senior scientist and group leader, and he was later promoted to be the director of therapeutic development.

Consultants

    Gary Pitts, Ph.D., Consultant on therapeutic drug development

    Dr. Pitts was a division head at Johnson & Johnson, and currently a private consultant to the biotech and pharmaceutical industry. He was Vice President, Biological Research for Schering-Plough and Vice President, Worldwide R&D for Oral-B Labs, Gillette

    George M. Church, Ph.D., Director on Scientific Board

    Dr. George Church is a Professor of Genetics at Harvard Medical School and Director of the Lipper Center for Computational Genetics. He began his research at Duke University during and after his BA in Chemistry and Zoology, co-authoring research on 3D-structural software and tRNA with Sung-Hou Kim. He completed his PhD at Harvard in Biochemistry & Molecular Biology with Walter Gilbert, developing the first direct genomic sequencing method in 1984. In that year he helped initiate the Human Genome Project. He was then a Research Scientist at newly-formed Biogen Inc. and a Monsanto Life Sciences Research Fellow at UCSF. Dr. Church later helped found the Stanford, MIT, and Waltham Genome Centers. He invented the broadly applied concepts of molecular multiplexing and tags, homologous recombination methods, and array DNA synthesizers. Technology transfer of automated sequencing and annotation software to Genome Therapeutics Corp. resulted in the first genome sequence sold commercially (the human pathogen, H. pylori). He is on Advisory Boards including Caliper Technologies, Genome Pharmaceuticals, Beyond-Genomics and various scientific journals. Dr. Church's research focuses on integrating biosystems-modeling with high-throughput data for haplotypes, RNA arrays, proteomics, and metabolites.

    Sung-Hou Kim, Ph.D., Director on Scientific Board

    Dr. Kim is a professor and the head of Structural Biology Department, University of California, Berkeley (UC Berkeley). He is also a director of Laboratory of Chemical Dynamics (ORU), UC Berkeley. He received his Ph.D. from University of Pittsburgh, and did postdoctoral studies at Massachusetts Institute of Technology. Kim became an assistant and associate professor at Duke Medical School, and joined U.C. Berkeley as a full professor in 1979. His achievements include: Fulbright scholarship (1962), Sidhu Award (1970), N.I.H. Research Career Development Award (1976-79), Guggenheim Fellowship (1985), the Princess Takamatsu Award (1989), and member of the National Academy of Sciences. Dr. Kim is a world authority on protein crystallography and a pioneer in grouping proteins into families on the basis of recurring structural patterns known as "folds."

    Business of First Capital

    First Capital was incorporated in the British Virgin Islands on July 7, 2003. First Capital is a holding company with no significant independent operations and no significant assets other than the capital stock of Baite. The following business of First Capital is carried on by Baite.

Overview of Baite

    Baite is a pharmaceutical company that is principally engaged in manufacturing and selling Chinese herbal medicine and chemical medicine, both as prescription medications and as over-the-counter medications.

    Baite is a wholly foreign owned enterprise established in Guiyang City of Guizhou Province of PRC on July 16, 1994. IST Ventures Limited, a company incorporated under the laws of Hong Kong Special Administrative Region (the "IST"), as Baite's sole shareholder, invested USD 210,000 to establish Baite. On May 7, 1998, the investment capital was increased to USD 310,000.

    Baite's original name was Guizhou Xingye Pharmaceutical Co., Ltd, which was changed to Guizhou Yibai Xingye Pharmaceutical Co., Ltd. on November 13, 2003 and changed to Guizhou Baite Pharmaceutical Co. Ltd on August 15, 2005.

    On January 4, 2005, IST entered into a Share Transfer Agreement with First Capital to transfer all the equity interests in Baite to First Capital for consideration of USD 500,000. Effective as of January 23, 2005, First Capital became the sole shareholder of Baite, which remains a wholly foreign owned enterprise as defined under the Chinese law.

    Baite's principal executive office is located at No. 220-2 Baiyun Road, Guiyang, Guizhou Province, China.

The Pharmaceutical Industry of the PRC

Overview of the Pharmaceutical Industry

    The pharmaceutical industry in China is one of the 28 industries identified in the "Catalogue of Enterprises, Products and Technologies being Strongly Encouraged by the State" (2004 revision). The pharmaceutical industry accounts for approximately 3% of China's GDP (Source: Present Situation & Trend of Development of China's Medicinal Industry', Feb. 24, 2005)). The industry's primary categories include chemical medicine, Chinese herbal medicinal material, Chinese herbal medicinal film, prepared Chinese herbal medicine, antibiotics, biological products, biological medicine, radioactive medicine, medical appliances, sanitation materials, pharmaceutical machinery, medical packaging, and trading.

        According to PRC's State Food and Drug Administration (the "SFDA") reported statistics, in July of 2004, there were about 5,071 manufacturing pharmaceutical companies (not including companies producing all Chinese herbal medicinal film, medical oxygen, reagent of in-vitro diagnosis or medical supplementary materials), and the total market share of the top 10 biggest companies was less than 42% compared to 66% in USA. (Source: SFDA (pound) Prospectus of Zhejiang Jingxin Pharmaceutical Co., Ltd.) In 2004, PRC's pharmaceutical industry realized sales of RMB347.6 billion (approximately US$ 41.98 billion) and net profits of RMB30.64 billion (approximately US$ 3.70 billion). The growth rate of sales in PRC's pharmaceutical industry in 2005 is expected to be 17%, as expected sales will amount to RBM376.6 billion (approximately US$ 45.48 billion) (Source: Report & Analysis on China's pharmaceutical Industry'). The projected gross profit margin is 34.2%, and the projected growth rate of 12%~15% in this industry will last till 2010, at which time the Chinese market share in this industry will have increased to 10% from 7.6% of 2004 (Source: 'Report & Analysis on China's pharmaceutical Industry').

Overview of the Chinese Herbal Pharmaceutical Industry

    Baite's principal business falls into the Chinese herbal medicine manufacturing sub-industry of the pharmaceutical manufacturing industry. As of 2002, there are 1,141 kinds of Chinese herbal medicine which have passed the national registration process, including 11.5% Level 1 new drugs, 6.5% Level 2 new drugs, 40% Level 3 new drugs, 40% Level 4 new drugs and 2% Level 5 new drugs (Source: 'Overview of the Chinese Herbal Pharmaceutical Industry', April 20, 2002 ).

    The Chinese herbal medicine sub-industry has grown in China in the past ten years. In 1999 there were totally 1,033 Chinese herbal medicine manufactures in China which realized RMB 34.6 billion (approximately US$ 4.18 billion) revenue and RMB3.7 billion (approximately US$0.447 billion) profits (Source: 'Researching Report on the Chinese Herbal Pharmaceutical Industry', Feb 6, 2002). From 1996 to 2000, the Chinese herbal medicine finished products industry grew at an average rate of 24.6% compared with 18% of the total pharmaceutical industry in China (Source: 'Overview of the Chinese Herbal Pharmaceutical Industry', April 20, 2002).

    The weakness of many Chinese herbal medicine manufacturers is their lack of R&D capability, and their R&D works are mainly focused on the re-developing of herbal products.

They rely on research institutes and universities in China to provide R&D. As a result, in order to produce new medicines, Chinese herbal medicine manufacturers must buy new drug certifications from those R&D organizations or private individuals in order to be able to produce new medicines.

Baite Products & Raw Materials

    Baite has nine production lines in Chinese herbal medicine and chemical medicine, and all of which have been granted Good Manufacturing Practice certification ("GMP") for pharmaceutical products by the Chinese State Drug Administration (the "SDA"), the predecessor of the SFDA. Baite has three GMP certificates, covering nine production lines for manufacturing. The scope of the first certificate (No. B3539), issued on September 29, 2005 and to expire on September 29, 2010, is for manufacturing small volume parenteral solutions. The scope of the second certificate (No.E2727), issued on October 9, 2003 and to expire on October 8, 2008, is for manufacturing capsules, lotion and suppositories. The second certificate is currently still under the name of Guizhou Yibai Xingye Pharmaceutical Co., Ltd., however, we are in the process of changing the name to Baite through SFDA. The scope of the third certificate (No. QianG0109), issued on August 1, 2005 and to expire on August 1, 2010, is for manufacturing troche, granule, capsule, syrup and drop pills.

Currently, Baite is producing the following medicines for the Chinese market:

Number	Product Name	Remedy Category	Permission Number	OTC/RX	Chemical Medicine/Chinese Herbal Medicine
1	Naolingsu Capsule	Cerebrovascular	Z52020482	RX	Chinese Herbal Medicine
2	Danlingxinshu Capsule	Heart vein	Z52020237	RX	Chinese Herbal Medicine
3	Danshengchu angxiongqing Injection	Heart vein	H52020959	RX	Chinese Herbal Medicine
4	Lingzhi Capsule	Nerve	Z52020484	OTC	Chinese Herbal Medicine
5	Liuweimuxian g Capsule	Gastroenterology	Z10940036	OTC	Chinese Herbal Medicine
6	Gengyi Capsule	Gastroenterology	Z52020497	RX	Chinese Herbal Medicine
7	Anbianxilin Capsule	Antibiotic	H52020542	RX	Chemical Medicine
8	Compoundace tamide	Antibiotic	H52020958	RX	Chemical Medicine

honeysuckle injection
9	Piles Water	Hemorrhoids	Z20025696	OTC	Chinese Herbal Medicine
10	Piles Bolt	Hemorrhoids	Z20025706	OTC	Chinese Herbal Medicine
11	Antelope Rheum Capsule	Rheumatoid	Z52020240	RX	Chinese Herbal Medicine
12	Asthma Capsule	Asthma	Z20050168	RX	Chinese Herbal Medicine
13	QijuDihuang Capsule	simulate the circulation of qi	Z20053692	OTC	Chinese Herbal Medicine
14	Compound Tianma Capsule	Cerebrovascular	Z20050099	OTC	Chinese Herbal Medicine
15	Xintongning Drop Pills	simulate the circulation of blood	Z20053661	RX	Chinese Herbal Medicine
16	Compound Salvia Root Tablet	simulate the circulation of blood	Z20053688	RX	Chinese Herbal Medicine
17	Yinhuang Pills	Heat-clearing	Z20053929	OTC	Chinese Herbal Medicine
18	Asthma Pills	Astham	Z20053929	RX	Chinese Herbal Medicine
19	Weiyangan Capsule	Stomachache	Z20054385	OTC	Chinese Herbal Medicine
20	Weiyankang Capsule	Stomachache	Z20054387	RX	Chinese Herbal Medicine
21	Cough Capsule	Cough	Z20054383	RX	Chinese Herbal Medicine
22	Children's Indigestion Oral Liquid	Indigestion	Z20054543	OTC	Chinese Herbal Medicine
23	Cold and Cough syrup	Cough	Z20053685	OTC	Chinese Herbal Medicine
24	Children's Heat-clearing pills	Heat-clearing	Z20054669	RX	Chinese Herbal Medicine

    Among the above products, Naolingsu Capsule and Liuweimuxiang Capsule have been granted Chinese Herbal Medicines Protected Certification by SFDA. The certificate number of

Naolingsu Capsule is 2001-84, and the protection period is from May 10, 2001 to May 10, 2008. The certificate number of Liuweimuxiang Capsule is 1999-204-2, and the protection period is from July 20, 2001 to September 28, 2006. In addition, Compound Tianma Capsule and Astham Capsule have been granted New Medicine Certificate by SFDA in 2005, and the certificate number is Z20050104 and Z20050178. Both of them are protected during these protection periods, which is explained below in the paragraph headed "Approval and Protection of New Medicine".

    Baite purchases raw materials for manufacturing in the open market. Substantially all such materials are obtainable from numerous sources, and the loss of any one source of supply would not likely have a material adverse effect on Baite's manufacturing and operations. As indicated in the chart below, from July 2004 to June 2005, Baite's three largest suppliers are Zhuhai United Laboratories, Hebei Zhongrun Pharmacy and Yuanzhi Pharmacy, the purchase amount is US$ 107,608.70, US$ 67,630.00 and US$ 43,944.61respectively.

Top ten suppliers July 2004 - June 2005 unit：US Dollar
Suppliers	Amount
Zhuhai United Laboratories Limited	107,608.70
Hebei Zhongrun Pharmacy	67,630.00
Yuanzhi Pharmacy	43,944.61
Foshan Yongfang Print Company	38,164.84
Yueyang Tiantian Pharmaceutical Capsule Co, Ltd	33,952.12
Guizhou Qianye Plastic Company	32,944.99
Shaoxing Yili Capsule Co, Ltd	24,419.82
Guizhou Province Medicine Company	20,901.96
Jiujiu Parmacy	18,216.75
Fuzhou Jundeli Capsule Co, Ltd	14,448.16
Total	402,231.95

Marketing & Distribution

    Baite manufactures its pharmaceutical products in Guizhou Province of China, which is one of the four major herb-growing regions in China. Baite's products are sold in China, primarily to hospitals, and through over-the-counter sales and sales to pharmaceutical distribution companies. Baite has 12 liaison offices in Shanghai, Guanzhou, Hunan, Jilin, Liaoning, Fujian, Jiangshu and other cities of China. There are about 70 sales persons in its marketing and sales department.

    As shown in the following chart, during the period from July 2004 to June 2005, the top three largest customers of Baite were Guizhou Xingye Pharmaceutical Co., Ltd., Shanghai Leiyunshang Beiqu Pharmacy and Anhui Huayuan Pharmacy.

Top ten customers July 2004 - June 2005 unit：US Dollar
Customers	Amount
Guizhou Xingye Pharmaceutical Sales Co., Ltd.	367,957.56
Shanghai Leiyunshang Beiqu Pharmacy	255,580.48
Anhui Huayuan Pharmacy	201,574.88
Shanghai Medicine Co., Ltd	156,736.81
Shanghai Leiyunshang Pharmacy (Distribution subsidiary)	154,674.83
Shanghai Zhengda Medicine Co., Ltd	121,353.61
Jieyang Tongji Medicine Co., Ltd	120,888.89
Shanghai Hongqiao Pharmacy	10,201.01
Shanghai Yunhu Medicine Company	93,093.29
Liaoning Beiyao Trade Co., Ltd	72,975.85
Total	1,646,819.64

    Baite's target market is focused on cardiovascular and cerebrovascular medicine, hemorrhoids medicine, cough medicine, digestive system medicine, health strengthening medicine, and antibiotics. According to the industry research report, cardiovascular & cerebrovascular medicine is a fast growing sector in pharmaceutical industry in China. Approximately 50 billion RMB (approximately US$ 6.04) is spent annually on cardiovascular & cerebrovascular disease (Source: Communication, Cooperation and Improvement-Analysis on Cardiovascular & Cerebrovascular Diseases Control', May 27, 2005). There are many Hemorrhoids sufferers in China, and the market capacity is about 1 billion RMB (approximately US$ 0.12) annually (Source: 'the Blue Chip Accelerating to Arise', Nov. 25, 2004). Cough medicine market in China is about 3 billion RMB (approximately US$ 0.36)per year (Source: Analysis on China's Cough Medicine Market and Predicting of 2004', June 10, 2004).

Research and Development

    Though in relatively small amounts, Baite does invest in research and development because it believes R&D is critical to its long-term competitiveness. Before merging with PTI, the Company did not own an independent R&D team, and it acquired new products by partnering with, or buying R&D from, specialized institutes or private individuals. Before the fiscal year 2003, the Company had no R&D expense, while in the 2003-04 fiscal year the R&D expense was RMB 123,150.80 (approximately US$ 14,873.29), and in the first quarter of 2004-05 fiscal year the R&D expense has grown to RMB 159,107.62 (approximately US$ 19,215.90. Baite's research is concentrated in the following areas: cardiovascular, cerebrovascular, hemorrhoids, cough medicine, digestive system medicine, and antibiotics.

    China RX spent a total of US $2,364,569 on the R&D in the fiscal year ended June 30, 2004, and spent a total of US $ $2,276,841 on the R&D in the fiscal year ended June 30, 2005.

Intellectual Property

    Intellectual property has substantial value in the pharmaceutical industry in China. Baite does not own any patents, but it owns three registered trademarks: "Xingye XY" (figure and words), "Ganglong Anbixian", and "Xingye" (word). "Xingye XY" is used in connection with medicine for Chinese herbal medicine; "Ganglong Anbixian" is used in Chinese herbal medicine, chemical medicine, pharmaceutical capsule, injection, tablet, electuary, aqua, and ointment, and "Xingye" is used in bee milk, medicine, tablet, pharmaceutical drinks, Chinese herbal medicine, chemical medicine, ointment, drop pills, and capsule. The registration number of the above three trademarks is 892463, 1660445 and 3200798 respectively; and their expiration dates are November 6, 2006, November 6, 2011 and August 27, 2013, respectively.

    In addition to the above three trademarks, Baite is applying for registration of five other trademarks -- "Xuetong", "Xire", "Ledi", "Hejiesu" and "Chuanshentong". The registration applications for the above five trademarks have been accepted by Trademark Office of the State Administration for Industry and Commerce of People's Republic of China (the "Trademark Office"), and the application numbers are 4425725, 4375486, 4375487, 3635202, and 4365424, respectively. Furthermore, Baite has been authorized by its former related party to use its registered trademark "991" (registration number: 1660476). The trademark licensing contract between Baite and its former related party has been filed by Trademark Office on February 19, 2004, and the licensing period is from November 1, 2003 to September 30, 2008.

Employees

    As of December 1, 2005, Baite has 45 regular employees, who have signed an Employment Agreement with Baite. Among them, eleven people are in the administration department, twenty are in the Manufacturing Department, nine are in R & D Department and five are in the Marketing & Sales Service Department. In accordance with the rules and regulations in the PRC, we maintain our employees' social insurance system by paying retirement insurance, unemployment insurance, medical insurance and on-job injury insurance for these 45 employees, at the rates of 28%, 3%, 9.5% and 1.2%, respectively.

    In addition to the 45 regular employees, we have 80 temporary employees in the Manufacturing Department and 36 commission-based sales representatives in the Marketing & Sales Service Department. Those employees have not signed any employment agreements with Baite, and they do not participate in Baite's employee social insurance plan.

Competition

    China is one of the world's major producers of pharmaceuticals. Currently, the Chinese pharmaceutical market is highly fragmented and competitive. The Chinese herbal medicine industry is relatively easy to enter, and although the requirement for GMP certification keeps many small companies out of the, the competition is still fierce. China's entrance into the the World Trade Organization (the "WTO") also enhances the competition. Baite competes on, among other things, safety, efficacy and cost. Baite's long-term competitive position depends upon its success in discovering and developing innovative, cost-effective products that serve unmet medical needs, together with its ability to manufacture the products efficiently and to market them effectively.

    Many competitors are more established and have significantly greater financial, technical, marketing, and other resources, than Baite. Many competitors have greater brand recognition with larger customer bases. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional and distribution activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. These competitors include: Three Nine Group, Jilin Mayinglong Parmaceutical Co., Ltd., Tasly Group, Hebei Yiling Parmaceutical Group, and the United Laboratories.

Regulatory Framework of the Pharmaceutical Industry in the PRC

    The pharmaceutical industry in China is subject to extensive regulations. Pharmaceutical Administration Law of the People's Republic of China (the "Administration Law"), the Implementation Rules on Pharmaceutical Administration Law (the "Implementation Rules"), the Implementation Rules and Pharmaceutical Registration Administration Law of the People's Republic of China (the "Registration Law") and other regulations by state authorities constitute the basic legal framework.

    The Administration Law was promulgated on September 20, 1984 by the Executive Committee of the National People's Congress and amended on February 28, 2001, with the amendments taking effect on December 1, 2001. The Administration Law sets out the basic legal framework for administration of the production and sale of pharmaceuticals in China and covers areas including the manufacture, distribution, packaging, pricing and advertising of pharmaceutical products in China. The Implementation Rules, which were promulgated on August 4, 2002 and came into effect on September 15, 2002, set out detailed implementation rules with respect to the administration of pharmaceuticals in China. The Registration Law, which was promulgated on February 28, 2005 by the SFDA and came into effect on May 1, 2005, mainly set forth the manner for application for new medicine registration, and for the declaration, approval and transfer of new medicine registrations.

    As one of the special industries, every step of pharmaceutical production is subject to government's stringent supervision, mainly by SFDA. SFDA was established in 1998 to assume the supervisory and administrative functions previously carried out by the Ministry of Health, the State Administration Bureau for Pharmaceuticals and the State Administration Bureau for Chinese herbal medicine. The primary responsibilities of the SFDA include:

•	formulating and supervising the implementation of regulations and policies concerning drug administration;
•	promulgating standards for pharmaceutical products and medical appliances;
•	categorizing drugs and medical appliances for regulation purposes;
•	registering and approving new drugs, generic drugs, and imported and Chinese medicines;
•	granting approvals for the production of pharmaceutical products and medical appliances; and
•	approving the manufacture and distribution of pharmaceutical products.

Permits for Pharmaceutical Production Enterprises

    In accordance with Administration Law and the Implementation Rules, any pharmaceutical production enterprise must obtain a Pharmaceutical Production Permit (the "Permit"), and a business license. Before any pharmaceutical production enterprise (the "Enterprise") can produce pharmaceutical products in China, it must obtain a Permit issued by the relevant provincial or county level State Food and Drug Administration where the Enterprise is located. The Permit is valid for five years. Enterprises must apply for renewal of their Permit no later than six months prior to the date of expiration, subject to assessment by the relevant authority.

    In addition to the Permit, Enterprises also must obtain a business license from the relevant administration bureau for industry and commerce to commence its business.

Good Manufacturing Practice (GMP) Standards

    The World Health Organization encourages the adoption of GMP standards in pharmaceutical production in order to minimize the risks involved in any pharmaceutical production that cannot be eliminated through testing the final products. In 1998, the Ministry of Health of the PRC started to issue GMP standards for pharmaceutical manufacturing enterprises in the PRC. Any pharmaceutical manufacturing enterprise must comply with GMP standards by the end of June 30th, 2004. The process of GMP authorization requires about 3 months.

    A GMP certificate is valid for five years, except that the certificate of a newly established Enterprise is only valid for one year. Enterprises should apply for renewal of their GMP certificates no later than six months prior to the date of expiration of their GMP certificates. Newly established Enterprises should apply for reassessment no later than three month prior to the expiration of their GMP certificates and, if eligible, will receive a five-year GMP certificate subject to reassessment by the relevant authority. Regarding the GMP certificates of Baite, please refer to the paragraph headed "Baite Products & Raw Materials".

Approval and Protection of New Medicine

    Pursuant to Administration Law and the Registration Law, any application and approval of new medicines must go through two principal phases, namely the clinical research stage and commercial production stage. Application for new medicines must be submitted together with the new medicine patent to the Food and Drug Administration of Province, Autonomous Regions and Municipalities Directly under the Central Government and the SFDA for preliminary and final approval respectively. A certificate of new medicine will be issued by the SFDA if the application complies with all the requirements of the SFDA. An enterprise or manufacturer, having obtained valid production permit, business license, complied with the GMP requirements of the SFDA and obtained the new medicine certificate can then commence the production of the new medicine.

    Once the new medicine is authorized for production by the SFDA, it will undergo a monitoring period of up to five years. Medicines within their monitoring periods are not allowed to be produced or imported by other companies. Currently, Baite has been granted two New Medicine Certificates by SFDA in 2005 (see the paragraph headed "Baite Products & Raw Materials," above).

    According to "Notice in relation to the Protection Period of New Medicines with Production Approval and Clinical Research Approval Prior to the Implementation of the Implementation Rules " issued by the SFDA in February 2003, the policy for granting a protection period to those new medicines which has been approved and clinically researched prior to the implementation of the Implementation Rules is set out as follows:

•	the protection periods for those medicines which receive the certificates of new medicine before 15th September, 2002 will remain unchanged;
•

for those medicines which had applied clinical research approval before 15th September, 2002 but did not receive production approvals, a transition period of 5 years, 4 years and 3 years for Class 1, Class 2 and Class 3-5 medicines, respectively, will be granted. During the transition period, other manufacturers are forbidden to produce the same type of medicines; and

•

for those medicines which had received acknowledgement for examination from the SFDA before 15th September,2002 but did not receive clinical research approvals, the applications will be approved in accordance with Administration Law, the Implementation Rules as follows:

	(i)	medicines which have never been sold in the domestic market would be examined and approved as new medicines and a supervision period of not more than 5 years will be granted; and
	(ii)	medicines which have never been sold in the domestic market would be examined and approved as existing national standard drugs.

Regulations on protection of Chinese herbal medicines

    Pursuant to Regulation on Protection of Chinese herbal medicine promulgated by Decree No. 106 of the State Council of the PRC on October 14, 1992 (the "Regulation"), the Regulation protects the legal rights and interests of enterprises engaged in the production of Chinese herbal medicine and the promotion and development of activities relating to Chinese herbal medicine. When a company obtains such protection (five years), any similar product made by other companies will be considered infringement. Currently, Naoningsu Capsule and Liuweimuxiang Capsule of Baite have been granted the Chinese Herbal Medicine Protected Certification by SFDA (see the paragraph headed "Baite Products & Raw Materials," above).

Insurance Catalogue

Pursuant to the Decision of the State Council on the Establishment of the State Basic Medical Insurance System for Urban Employees and the Implementation Measures for the Administration of the Scope of Medical Insurance Coverage for Pharmaceuticals for Urban Employees, the Ministry of Labor and Social Security in China established a catalogue listing medicines covered by social insurance, or the Insurance Catalogue. The Insurance Catalogue is divided into Parts A and B. The medicines included in Part A are determined by the Chinese governmental authorities for general application. Local governmental authorities may not adjust the content of medicines in Part A. Although the medicines included in Part B are determined by Chinese governmental authorities in the first instance, provincial level authorities may make limited changes to the medicines included in Part B, resulting in some regional variations in the medicines included in Part B.

    Patients purchasing medicines included in Part A are entitled to reimbursement of the costs of such medicines from the social medical fund in accordance with relevant regulations in China. Patients purchasing medicines included in Part B are required to pay a predetermined proportion of the costs of such medicines. The medicines to be included in the Insurance Catalogue are selected by the Chinese government authorities based on the factors including treatment requirements, frequency of use, effectiveness and price. Medicines included in the Insurance Catalogue are subject to price control by the Chinese government. The Insurance Catalogue is revised every two years.

Centralized Tendering System for Drug Purchases by Medical Organizations

    In accordance with the Notice on Issuing Certain Regulations on the Trial Implementation of Centralized Tender Purchase of Drugs by Medical Organizations, promulgated on July 7, 2000, and the Notice on Further Improvement on the Implementation of Centralized Tender Purchase of Drugs by Medical Organizations promulgated on August 8, 2001, non-profit medical organizations established by county or higher level government in China are required to implement collective tender processes for the purchase of pharmaceuticals. In principle, medical organizations are required to join together to organize tenders or authorize agencies to purchase pharmaceuticals in bulk volume. The bids are to be assessed by a committee formed by pharmaceutical experts who are recognized by the relevant authorities, with reference to, most importantly, drug quality, and other criteria, including price, service and quality of the drug manufacturers. For the same type of drugs, two or three products under different brands may be selected. Any reduction in drug purchase price by medical organizations as a result of competitive bidding by suppliers under the tender system is intended to bring about a corresponding reduction in the retail price for the benefit of patients. As indicated in the above notice, it is intended that the implementation of such tender purchase system should be extended gradually and should cover, among other pharmaceuticals, those consumed in large volume and commonly used for clinical purposes.

    Several Provisions on Further Regulating the Centralized Tender Purchase of Drugs by Medical Organizations promulgated on September 23, 2004 provides that pharmaceutical wholesalers should be duly authorized by the pharmaceutical manufacturers in order to participate in the tender. Pharmaceutical manufacturers may participate in the tender on their own to cancel the middle layer and reduce the bidding price.

Price Controls

    Certain medicine products sold in China, primarily those included in the Insurance Catalogue and those whose production or trading will constitute monopolies, are subject to price control by the Chinese government. The maximum prices of such medicine products are published by the state and provincial administration authorities from time to time. The prices of other medicines that are not subject to price control are determined by the pharmaceutical manufacturers, subject, in certain cases, to providing notice to the provincial pricing authorities.

    The upper limit of prices of medicines subject to price control are set by the pricing authorities to create a reasonable profit margin for pharmaceutical enterprises, after taking into account the type and quality of the products, their production costs, the prices of substitute products, and other similar factors. Currently, we have five products under price controls -- Anbianxilin Capsule, Antelope Rheum Capsule, Compound Salvia Root Tablet, Yinhuang Pills and QijuDihuang Capsule.

    Risk Factors

    Investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below before making an investment decision concerning our common stock. If the damages threatened by any of the following risks actually occur, our business, financial condition, or results of operations would probably suffer significantly. In that case, the value our common stock could decline, and you may lose all or part of your investment.

You should also refer to the other information in this registration statement, including our financial statements and the related notes.

    Except for historical information, the information in this registration statement contains "forward-looking" statements about our expected future business and performance. Our actual operating results and financial performance may prove to be very different from what we have predicted as of the date of this registration statement. The risks described below address some of the factors that may affect our future operating results and financial performance.

A. Risks Related to China RX

    We are a holding company that depends on our subsidiaries for revenue, and our ability to receive dividends from our subsidiaries in China will be restricted by Chinese regulations..

    China RX is a holding company with no significant assets other than our equity interest in PTI and First Capital. We will rely on dividends, loans and other payments to us by PTI and First Capital any other future acquired entities. Accordingly, our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. If our subsidiaries incur indebtedness of their own in the future, the instruments governing their indebtedness could restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to make payments on indebtedness we may incur and to distribute dividends to our stockholders.

    In addition, our corporate structure may restrict the distribution of dividends to our stockholders since Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. According to these standards and regulations, First Capital, as the parent company of Baite, will be required to set aside a portion of their after-tax profits to maintain certain reserve funds that may not be distributed as cash dividends. As a wholly foreign owned enterprise, Baite is required to establish a reserve fund and a staff and workers' bonus and welfare fund, each of which is appropriated from net profit after taxation but before dividend distribution according to the prevailing laws and regulations of China. In addition, the profit available for distribution from China subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed under generally accepted accounting principles in the United States, or GAAP. As a result, we may not receive sufficient distribution from our Chinese subsidiaries to enable us to make dividend distributions to our stockholders in the future and could negatively affect our financial condition and assets, even if our GAAP financial statements indicate that our operations have been profitable.

    We may undertake acquisitions in the future, and any difficulties in integrating these acquisitions may damage our profitability

    In the future, the Company may acquire additional businesses or products that complement the existing business and expand the Company's business scale. The integration of new businesses and products may prove to be an expensive and time consuming procedure. The Company can offer no assurance that it will be able to successfully integrate the newly acquired businesses and products or operate the acquired business in a profitable manner. Failure to locate an appropriate acquisition target or failure to successfully integrate and operate acquired businesses and products may adversely impact the Company's operations and profits.

    We may be unable to compete successfully against new and existing competitors.

    We operate in a highly competitive market with few barriers to entry. We expect that competition will continue to intensify. As we expand our operations, we will encounter competition from other companies in the business, and we may face future competition from new foreign and domestic competitors entering the pharmaceutical markets. Many of our competitors are more established than we are, and have significantly greater financial, technical, marketing, and other resources than we do. Many of our competitors have greater name recognition and a larger customer base than we do. These competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional and distribution activities, offer more attractive terms to customers, and adopt more aggressive pricing policies. Competition could reduce our market share or force us to lower our prices to unprofitable levels.

    We may be unable to obtain additional capital when necessary and on terms that are acceptable to us, which may interfere with our ability to pursue or business plan.

    We expect that we will need significant additional cash resources to operate and expand our business in the future. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. Additional indebtedness would result in additional debt service obligations and could result in operating and financing covenants that would restrict our operations. In addition, financing may not be available in amounts or on terms acceptable to us, if at all.

    If we are unable to develop new products in response to technological innovations, our operations and profitability will be adversely affected.

    To retain competitiveness in the pharmaceutical industry, it is important to continually develop new and advanced products, technologies, and processes. There is no assurance that the competitors' new products, technologies, and processes will not render our Company's existing products obsolete or non-competitive. Our Company's competitiveness in the pharmaceutical market therefore relies upon its ability to enhance its current products, introduce new products, and develop and implement new technologies and processes. Our Company's failure to technologically evolve and/or develop new or enhanced products may adversely affect our Company's operation and profitability.

    We only offer products and services related to pharmaceuticals, and if demand for these products and services decreases we will have no other ways to generate revenue.

    Our future results depend on continued market acceptance of pharmaceutical products and services in China as well as our ability to continue to adapt to the changing needs of our customers. Any reduction in demand or increase in competition in the market for pharmaceutical products and services could have a material adverse effect on our business, operating results and financial condition.

    We face increased risks of doing business due to the extent of our operations in China.

    Our operating subsidiary, First Capital is holding company and its operating subsidiary is organized and located in China. China is currently transitioning to a market-developed socialist economy. There are significant political and economic tensions resulting from this transition that could affect the business environment in China. Our efforts to expand into China pose special risks that could adversely affect our business. The following aspects highlights the material risk related to doing business in China:

    The PRC legal system has inherent uncertainties that could limit the legal protections available to the Company.

    The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing commercial matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations, and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors.

    The practical effect of the PRC's legal system on our business operations in China can be viewed from two separate but intertwined considerations. First, as a matter of substantive law, the Foreign Invested Enterprise laws provide significant protection from government interference. In addition, these laws guarantee the full enjoyment of the benefits of corporate articles and contracts to Foreign Invested Enterprise participants. These laws, however, do impose standards concerning corporate formation and governance, which are not qualitatively different from the corporation laws found in the United States. Similarly, PRC accounting laws mandate accounting practices which may not be consistent with US Generally Accepted Accounting Principles. The accounting laws of China require that an annual "statutory audit" be performed in accordance with PRC accounting standards and that the books of account of Foreign Invested Enterprises are maintained in accordance with Chinese accounting laws. Article 14 of the PRC Wholly Foreign-Owned Enterprise Law requires a Wholly Foreign-Owned Enterprise to submit certain periodic fiscal reports and statements to designated financial and tax authorities, at the risk of business license revocation.

    Second, while the enforcement of substantive rights may appear less clear than United States procedures, Foreign Invested Enterprises and Wholly Foreign-Owned Enterprises are Chinese registered companies that enjoy the same status as other Chinese registered companies in business-to-business dispute resolution. The Chinese legal infrastructure is significantly different in operation from its United States counterpart, and may present a significant impediment to the operation of Foreign Invested Enterprises.

    PRC economic reform policies or nationalization could result in a total investment loss in our common stock.

    Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

    Although the Chinese government owns the majority of productive assets in China, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

•	We will be able to capitalize on economic reforms;
•	The Chinese government will continue its pursuit of economic reform policies;
•	The economic policies, even if pursued, will be successful;
•	Economic policies will not be significantly altered from time to time; and
•	Business operations in China will not become subject to the risk of nationalization.

    Over the past few years, China's economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government recently has taken measures to curb this excessively expansive economy. These measures have included restrictions on the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limited re-centralization of the approval process for purchases of some foreign products. These austere measures alone may not succeed in slowing down the economy's excessive expansion or control inflation, and may result in severe dislocations in the Chinese economy. The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our operations.

    There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad, and reduction in tariff protection and other import restrictions.

    Government control of currency conversion and the fluctuation of the renminbi may materially and adversely affect our operations and financial results as well as the value of our securities.

    We receive a substantial portion of our revenues in Renminbi, which currently is not a freely convertible currency. The Chinese government may, at its discretion, restrict access in the future to foreign currencies for current account transactions. If this was to occur, we may not be able to pay dividends in foreign currencies to our shareholders.

    The value of the Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC's political and economic conditions. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People's Bank of China, which are set daily based on the previous day's inter-bank foreign exchange market rates and current exchange rates on the world financial markets. Since 1994, the official exchange rate for the conversion of Renminbi to U.S. Dollars generally has been stable. Any devaluation of the Renminbi, however, may materially and adversely affect the value of, and any dividends payable on, our shares in foreign currency terms, since we will receive substantially all of our revenues, and express our profits, in Renminbi. Our financial condition and results of operations also may be affected by changes in the value of certain currencies other than the Renminbi. Our results may be adversely affected by changes in the political and social conditions in the PRC, and changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

    A downturn in the Chinese economy may slow down our growth and profitability.

    The growth of the Chinese economy has been uneven across geographic regions and economic sectors. For example, during the years between 1978 and 2000, the per capital GDP growth rate of Fujian Province in Southeastern China was 12% while that of Gansu Province in Northwestern China was 5.3% (Source: New China Statistical Materials Compilation for 50 Years and 2001 China Annual Statistics). There can be no assurance that the growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business. Our profitability may decrease due to a downturn in the Chinese economy. More specifically, the expansion of our sales area in the less economically developed central and western provinces of China will depend on those provinces achieving certain income levels.

    We have limited business insurance coverage in China.

    The insurance industry in China is still in an early stage of development. Insurance companies in China offer limited business insurance options. As a result, we have not maintained, and currently do not maintain, any liability, hazard or other insurance covering our services, business, operations, errors, acts or omissions, personnel or properties, except the auto insurance purchased by Baite on May 20, 2005. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business. In the event that any action, suit and/or proceeding is brought against us and we are unable to pay a judgment rendered against us and/or defend ourselves against such action, suit and/or proceeding, our business, financial condition and operations could be negatively affected.

    Any occurrence of serious infectious diseases, such as recurrence of severe acute respiratory syndrome (SARS) causing widespread public health problems, could adversely affect our business and results of operations.

    A renewed outbreak of SARS or other widespread public health problems in China, where all of our revenue is derived, and in Guizhou, where our operations are headquartered, could have a negative effect on our operations. Our operations may be impacted by a number of public health-related factors, including the following:

•	quarantines or closures of our factories or subsidiaries which would severely disrupt its operations;
•	the sickness or death of the key officers and employees; and
•	general slowdown in the Chinese economy.

    Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.

    Our business may face additional competition or otherwise be adversely affected as a result of China's entry into the WTO.

    The PRC became a member of the WTO on 11th December, 2001. The current tax benefits enjoyed by our Company may be regarded as unfair treatment by other members of the WTO. Accordingly, the preferential tax treatments available to us may be discontinued. In such circumstance, our profitability may be adversely affected. In addition, we may face additional competition from foreign pharmaceutical manufacturers if they set up their production facilities in the PRC or form sino-foreign joint ventures with our competitors in the PRC. In the event that we fail to maintain our competitiveness against these competitors, our profitability may be adversely affected.

B. Risks Related to PTI

    If we do not demonstrate the safety and effectiveness of our products in clinical trials, we will not be able to apply for regulatory approval of our products.

    Conducting clinical trails is a lengthy, time-consuming, uncertain and expensive process. We will incur substantial expenses for, and devote significant time and resources to, pre-clinical testing and clinical trials of our product candidates. Clinical trails are subject to various interpretations. Regulatory authorities may not agree with us regarding our trial design, methods of analysis and our interpretations of clinical results. If that occurs, regulatory authorities may require us to change our trial design or conduct new trials. In addition, it is possible that we could encounter problems in a clinical trial that would significantly delay the completion of the trial, require us to repeat the study or cause us to abandon the trail or our product candidates altogether.

    Failure to obtain regulatory approvals for our products will prevent us from marketing them and may significantly and adversely affect our future financial performance.

    Both before and after approval is obtained, a products and manufacturers are subject to comprehensive regulatory oversight. Violations of regulatory requirements at any stage, including the pre-clinical and clinical testing process, the approval process, or thereafter (including after approval), may result in adverse consequences, including the FDA's or foreign regulator's delay in approving or refusal to approve a product, withdrawal of an approved product from the market, and/or the imposition of criminal penalties against the manufacturer. In addition, later discovery of previously unknown problems relating to a marketed product may result in restrictions on such product or manufacturer including withdrawal of the product from the market. Also, new government requirements may be established that could delay or prevent regulatory approval of products under development.

    If cost estimates for clinical trials and research of products are inaccurate, we will require additional funding.

    Estimates of the future sales of products may be substantially higher than the actual revenues from this product, and estimates of the costs associated with future clinical trials and research of our other products in development may each be substantially lower than the actual costs of these activities. If revenue or cost estimates are incorrect, we will need additional funding for our research efforts.

    If we cannot obtain additional capital, we may have to continue our delay of development and research expenditures, which may influence our ability to produce future products.

    Clinical and other studies necessary to obtain approval of a new drug can be time consuming and costly. The different steps necessary to obtain regulatory approval, especially that of the FDA, involve significant costs. Accordingly, additional capital is needed in order to fund the costs of future clinical trials, related research, and general and administrative expenses.

    There can be no assurance that we will achieve or maintain a competitive position or that other technological developments will not cause our proprietary technologies to become uneconomical or obsolete.

    The biomedical field in which we are involved is undergoing rapid and significant technological change. The successful development of therapeutic agents and products will depend on our ability to be in the technological forefront of this field. There can be no assurance that we will achieve or maintain a competitive position or that other technological developments will not cause our proprietary technologies to become uneconomical or obsolete.

    Our success will depend on our ability to operate without infringement on or misappropriating the proprietary rights of others.

    Our products may conflict with patents that have been or may be granted to competitors, universities or others. In the event someone brings an infringement claim against us, we could face legal actions seeking damages and seeking to enjoin clinical testing, manufacturing and marking of the affected product. This type of litigation could consume a substantial portion of our resources, and if there was an adverse outcome to the litigation, we might not be able to sell the affected product. If any claims of third-party patents are upheld as valid and enforceable with respect to a product or process made, used or sold by us, we could be prevented from producing the subject matter claimed in those patents or could be required to obtain licenses or redesign our products or processes to avoid infringement. As a result, we would be liable to pay damages that may exceed our resources. We may not be able to obtain necessary licenses on commercially reasonable terms, or we may not be successful in attempting to redesign our products to avoid infringement.

    If we are unable to attract and retain key employees, our business will not develop or expand.

Our success will depend on our ability to attract and retain key employees and scientific advisors. If we fail to acquire such personnel, lose existing personnel, specifically current members of our management team, Mr. Jun Bao, Dr. Xinli Lin, Dr. Luyuan Li, and Dr Dan Medynski, our success would be hindered. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations. We must attract, recruit and retain a sizeable workforce of technically competent employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. We cannot assure that we will be able to hire or retain such employees.

    We are heavily dependent on certain key customers, the loss of which would materially adversely affect our sales and revenues.

    The loss of any of our key customers could materially and adversely affect our business, results of operations and financial condition.

    If the Company engages in the business of being an investment company, its operations will adversely impact by the Company's need to register under the Investment Company Act.

    The Company believes that it is primarily engaged in business other than investing, reinvesting, owning, holding or trading in securities. The Company invests its cash in cash equivalents and short-term investments of high quality, following the investment guidelines approved by the Board of Directors. If the Company were to invest more than 40% of its total assets in "investment securities" as defined under the Investment Company Act of 1940, the Company might be required to comply with the registration requirements of the Investment Company Act of 1940. Compliance with those registration requirements would have a material adverse effect upon the Company.

    If we are not able to adequately protect our intellectual property, we may not be able to compete effectively.

    The Company's success will depend, in part, on its ability to obtain patent or other protection for its technology and product candidates. The Company seeks to obtain such protection through patents, maintenance of trade secrets and contractual agreements. The success of the Company will also depend in part on the Company not infringing patents issued to competitors or other proprietary rights of third parties.

    The patent position of biotechnology companies is highly uncertain and involves complex legal, scientific and factual questions. There can be no assurance that patents will issue from any of the Company's pending patent applications or that, if patents do issue, the claims allowed will be sufficiently broad to protect the Company's technology and product candidates. In addition, there can be no assurance that any patents previously or subsequently issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide any proprietary protection or competitive advantage to the Company.

    Competitors may have filed patent applications or may have obtained patents and other proprietary rights relating to products or processes similar to and competitive with those of the Company. The scope and validity of such patents, the extent to which the Company may be required to obtain licenses under these patents or other proprietary rights, and the cost and availability of such licenses are presently unknown. No assurance can be made that any licenses required under any patents or proprietary rights will be made available to the Company on acceptable terms, if at all. Further, the Company may enter into collaborative research and development arrangements with strategic partners which may result in the development of new technologies or products. There is no assurance that disputes will not arise in the future with respect to the ownership of rights to any technology or products that may be so developed.

    The Company also seeks to protect its intellectual property in part by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have an adequate remedy for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by competitors.

    Delays in clinical testing could result in increased costs to us and delay our ability to obtain regulatory approval and commercialize our product candidates.

    Significant delays in clinical testing could materially impact our product development costs and delay regulatory approval of our product candidates. We do not know whether planned clinical trials will begin on time, will need to be redesigned or will be completed on schedule, if at all. Clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a trial;

•	obtaining clinical materials;

•	reaching agreement on acceptable clinical study agreement terms with prospective sites;

•	obtaining institutional review board approval to conduct a study at a prospective site; and

•	recruiting patients to participate in a study.

    Even if we obtain regulatory approval, our marketed drugs will be subject to ongoing regulatory review. If we fail to comply with continuing United States and foreign regulations, we could lose our approvals to market drugs and our business would be seriously harmed.

    Following initial regulatory approval of any drugs we may develop, we will be subject to continuing regulatory review, including review of adverse drug experiences and clinical results that are reported after our drug products become commercially available. This would include results from any post-marketing tests or vigilance required as a condition of approval. The manufacturer and manufacturing facilities we use to make any of our U.S. drug candidates will also be subject to periodic review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Any changes to an approved product, including the way it is manufactured or promoted, often require FDA approval before the product, as modified, can be marketed. We and our contract manufacturers will be subject to ongoing FDA requirements for submission of safety and other post-market information. If we and our contract manufacturers fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw our regulatory approval;

•	suspend any of our ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	impose restrictions on our operations;

•	close the facilities of our contract manufacturers; or

•	seize or detain products or require a product recall.

    We rely on trade secrets and other forms of non-patented intellectual property protection. If we are unable to protect our trade secrets, other companies may be able to compete more effectively against us.

    We rely on trade secrets to protect our technology, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect, especially in the pharmaceutical industry, where much of the information about a product must be made public during the regulatory approval process. Although we use reasonable efforts to protect our trade secrets, our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secret is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to or may not protect trade secrets. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how.

    We may incur significant costs complying with environmental laws and regulations, and failure to comply with these laws and regulations could expose us to significant liabilities.

    Our research and development activities use biological and hazardous materials that are dangerous to human health and safety or the environment. We are subject to a variety of federal, state and local laws and regulations governing the use, generation, manufacture, storage, handling and disposal of these materials and wastes resulting from these materials. We are unable to predict whether any agency will adopt any regulations that could have a material adverse effect on our operations

    Although we believe our safety procedures for handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot entirely eliminate the risk of accidental injury or contamination from the use, storage, handling or disposal of hazardous materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could significantly exceed our insurance coverage.

C. Risks related to First Capital

    Because Baite is the only business operation of First Capital, the following risks related to First Capital are related to the operations of Baite.

Our certificates, permits, and licenses are subject to governmental control and renewal, and Baite will not be able to operate if they are not maintained.

    Baite is subject to various PRC laws and regulations pertaining to the pharmaceutical industry. We have attained the certificates, permits, and licenses required for the operation of a pharmaceutical enterprise and the manufacturing of pharmaceutical products in the PRC. We obtained a Medicine Production Permit in January 2001, which is valid through December 31,

2005. If the permit expires without being renewed, Baite will not be able to engage in medicine production which will cause its operations to be terminated. We also obtained three GMP certificates which are effective through October 8, 2008, August 1, 2010, and September 29, 2010. The pharmaceutical production permits and the GMP certificates are valid for a term of five years and must be renewed before their expiration. During the renewal process, we will be re-evaluated by the appropriate governmental authorities and must comply with the then prevailing standards and regulations which may change from time to time. In the event that we are not able to renew the certificates, permits and licenses, all or part of our operations may be terminated. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our operation and profitability.

    Our profitability will be adversely affected if we lose preferential tax treatment.

    Baite is enjoying several preferential tax concessions resulting in the reduction of profit tax liabilities. Pursuant to Income Tax Law of Foreign Investment Enterprise and Foreign Enterprise, Baite was exempted the income tax for the period between 1998 and 1999, and was granted a 50% reduction in its income tax liability for the period between 2000 and 2002. As the corporate income tax of manufacturing foreign investment enterprises in Guiyang is 24%, Baite's income tax liability for the period between 2000 and 2002 is 12%. Pursuant to Notice on Tax Concession for the Development of the West, as a foreign investment enterprise, Baite has been granted an applicable income tax rate of 15% from 2003 to 2010 since Baite's products were included on the list of products encouraged by the PRC government through tax benefits.

    There is no assurance that the preferential tax treatment mentioned above will remain unchanged and effective. Baite's tax liabilities and profitability will increase and its profits may accordingly decline if the reduced income tax rate of 15% is not applicable anymore.

    We cannot guarantee the protection of our intellectual property rights

    To protect the reputation of our products, we have registered and applied for registration of our trademarks in the PRC where we have a major business presence. Please refer to the paragraph headed "Intellectual property" in the Business section of this registration statement on page 16.

    During the last two years, all of our products were sold under those trademarks. During the last two years, we have not experienced any infringements of such trademarks for sales of pharmaceutical products. However, there is no assurance that there will not be any infringement of our brand name or other registered trademarks or counterfeiting of our products in the future. Should any such infringement or counterfeiting occurs, our reputation and business may be adversely affected. We may also incur significant expenses and substantial amount of time and effort to enforce our intellectual property rights in the future. Such diversion of our resources may adversely affect our existing business and future expansion plan.

    We rely on a few suppliers and any disruption with our suppliers could have an adverse effect on our business.

    We have developed relationships with a single or limited number of suppliers for materials that are otherwise generally available. Purchases from our largest supplier during the period from July 2004 to June 2005, the purchase amount of Zhuhai United Laboratories Limited, was approximately US$ 107,608.70, which accounts for approximately 26.75% of the total purchases from the top 10 suppliers of our company. Purchases from July 2004 to June 2005 by our second-largest supplier, the purchase amount of Hebei Zhongrun Pharmacy was approximately US$ 67,630.00, which accountes for 16.81% of our total purchase from the top 10 suppliers of our company. Although we believe that alternative suppliers are available to supply materials, should any of these suppliers terminate its business arrangements with us or increase the prices of materials supplied by these suppliers, it could delay product shipments and adversely affect our business operations and profitability.

    We are subject to the environmental protection laws of the PRC, which may result in restrictions on our operations or liabilities for pollution.

    Our manufacturing process may produce by-products such as effluent, gases and noise, which are harmful to the environment. we are subject to multiple laws governing environmental protection, such as "The Law on Environmental Protection in the PRC" and "The Law on Prevention of Effluent Pollution in the PRC", as well as standards set by the relevant governmental bodies determining the classification of different wastes and proper disposal. We have submitted the Examination and Acceptance Report on the Device of Sewage Disposal System on August 22, 2000 and the Examination and Acceptance Report on the Environmental Protection Facility on December 1, 2000 to relevant authority in Guiyang City. In addition, we obtained the Supervisory Reports on sewage, noise, smoke, sulfur dioxide and Nitrogen oxides from Guiyang Environmental Supervision Center on October 10, 2004 and November 30, 2004.

    China is experiencing substantial problems with environmental pollution. Accordingly, it is likely that the national, provincial and local governmental agencies will adopt stricter pollution controls. There can be no assurance that future changes in environmental laws and regulations will not impose costly compliance requirements on us or otherwise subject us to future liabilities. Our business's profitability may be adversely affected if additional or modified environmental control regulations are imposed upon us.

    The commercial success of our products depend upon the degree of market acceptance, and our profitability will be impaired if we are unable to obtain sufficient market penetration.

    The commercial success of our products depends upon the degree of market acceptance among the medical community. Even if our products are approved by the SFDA, there is no assurance that physicians will prescribe or recommend our products to patients. Furthermore, a product's prevalence and use at hospitals may be contingent upon our relationship with the medical community. The acceptance of our products among the medical community may depend upon several factors, including but not limited to, the product's acceptance by physicians and patients as a safe and effective treatment, cost effectiveness, potential advantages over alternative treatments, and the prevalence and severity of side effects. Failure to attain market acceptance among the medical community may have an adverse impact on the Company's operations and profitability.

    If our exiting products reach the end of their life cycle before new we develop new products, our profitability will be impaired.

    Medicine is a special kind of merchandise. Chinese herbal medicine has its own lifecycle, which is affected by pharmacological developments and the resultant launch of substitute products. Improvements in the theoretical basis and technical application for herbal medicines could increase the number and speed of new product launches which shorten the life cycle of existing products. Naoningsu Capsule and Liuweimuxiang Capsule have been given the Chinese Herbal Medicine Protected Certification by SFDA (see "Baite Products & Raw Materials," above). Baite's products other than those two are not subject to the protection as Chinese Herbal Medicines. New launches of medicines with similar characteristics would increase the competition on those two products. To avoid loss, Baite must speed up its research and development for new products.

    We are subject to the PRC price control of drugs, which may adversely effect our profit margins.

    The State Development and Reform Commission ("SDRC") of the PRC and the price administration bureaus of the relevant provinces in which our pharmaceutical products are manufactured are responsible for the retail price control over our pharmaceutical products. Currently, we have five products under the price control, which are Anbianxilin Capsule, Antelope Rheum Capsule, Compound Salvia Root Tablet, Yinhuang Pills and QijuDihuang Capsule. The SDRC sets the price ceilings for certain pharmaceutical products in the PRC. Where our products are subject to a price ceiling, we will adjust the product price to accommodate for the pricing of competitors in competition for market share. The price ceilings set by SDRC may limit our profitability, and in some instances, such as where the price ceiling is below the production costs, may cause us to stop manufacturing certain products.

    We may suffer as a result of product liability or defective products

    We may produce products which, despite proper testing, inadvertently have an adverse pharmaceutical effect on the health of individuals. The existing PRC laws and Regulations do not require us to maintain third party liability insurance to cover product liability claims. However, if a product liability claim is brought against us, it may, regardless of merit or eventual outcome, result in damage to our reputation, breach of contract with our customers, decreased demand for our products, costly litigation, product recalls, loss of revenue, and the inability to commercialize our some products. We currently are not aware of any existing or anticipated product liability claims with respect to our products.

    Collective tendering of pharmaceutical products may lead to reduced revenue.

    Chinese regulations require non-profit medical organizations established in China to implement collective tender processes for the purchase of medicine. Also, it is intended that the implementation of a tender purchase system will be extended gradually and will cover, among other medicines, those consumed in large volume and commonly used for clinical purposes. Pharmaceutical wholesalers must be duly authorized by pharmaceutical manufacturers in order to participate in the tender. If, for the purpose of reducing the bidding price, pharmaceutical manufacturers participate in the collective tender on their own and enter into purchase and sales contracts with medical organizations directly without authorizing a pharmaceutical distributor, the revenue of Baite or any other subsidiaries that we may acquire in the future, whose main business is pharmaceutical distribution, may be adversely affected.

    Even though Baite has established long-term business relationships with many medical organizations, if pharmaceutical manufacturers are awarded contracts under the tender process, relevant medical organizations would not breach the tender agreement in order to purchase similar products from Baite.

    If the medicines Baite distributes are replaced by other medicines or removed from China's social insurance catalogue in the future, Baite's revenue may suffer.

    Pursuant to relevant Chinese social regulations, patients purchasing medicines listed by China's state and/or provincial governments in the catalogue covered by social insurance, or the insurance catalogue, may be, in part or in whole, reimbursed by a social medicine fund. Accordingly, pharmaceutical distributors prefer to engage in the distribution of medicines listed in this insurance catalogue. However, the content of this insurance catalogue is subject to change by the Ministry of Labor and Social Security of China, and new medicines may be added to this social insurance catalogue by provincial level authorities as part of their limited ability to change certain medicines listed in the social insurance catalogue. Five medicines, Anbianxilin Capsule, Antelope Rheum Capsule, Compound Salvia Root Tablet, Yinhuang Pills and QijuDihuang Capsule, are listed in this insurance catalogue. If the medicines distributes are replaced by other medicines or removed from this insurance catalogue in the future, Baite's revenue may suffer.

    Item 2. Management's Discussion and Analysis or Plan of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations
(All amounts indicated are expressed in USD thousands unless otherwise stated)

    The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes. In this discussion, the words "the Group", "we", "our" and "us" refer to China RX Holdings, Inc and its subsidiaries comprised of ProteomTech, Inc. ("PTI), First Capital Asia Investments Limited ("First Capital") and Guizhou Baite Pharmaceutical Co., Ltd. ("Baite").

    Forward-looking Statements

    Some of the statements contained in this registration statement are not statements of current or historical fact. As such they are forward-looking statements within the meaning of the federal securities laws. These statements relate to our expectations concerning future events or our future financial performance. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, expectations, predictions, assumptions and other statements that are not statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as "may", "might", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "intend", "potential" or "continue", or the negative of these terms, or other comparable terminology. Actual events or results may differ materially from those suggested by our forward-looking statements. Forward-looking statements rely on a number of assumptions and estimates which could be inaccurate and are subject to risks and uncertainties, including those identified under "Risk Factors" in Item 1, above and elsewhere in this registration statement. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no general obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    Overview

    On June 30, 2005, we completed a stock exchange transaction with the shareholders of PTI and First Capital. Pursuant to the terms of the exchange, we issued 11,505,102 shares of our common stock to the shareholders of PTI and First Capital, representing approximately 90.2% of our post-exchange issued and outstanding common stock, in exchange for 100% of the outstanding common stock of PTI and First Capital. As a result of this transaction, we currently operate as a holding company of PTI and First capital. And the business could be separated into two business segments including drug research and development contract service and production and sale of medicines.

    PTI's principal focus is on protein drug research and development. The main source of its operating income has been from licensing royalties and providing contract services. In 2005, PTI granted and sublicensed exclusive rights to use Pt-Fold Technology to manufacture, produce and market VEGI192 in China to a former related party, and royalties from this sublicense was the main source of operating income in 2005 and caused overall operating results to change from loss to gain. We believe that our technologies will allow us to introduce advanced protein technology and drugs to the U.S. market.

    The acquisition of Baite by First Capital on January 4, 2005 allowed the Group to develop its business in the production and sale of medicine. We expect the production and sale of medicine will become another main source of our income.

    We review various metrics to evaluate our financial performance. For the year ended June 30, 2005, the Company generated $3.9 million in revenue compared to $127 thousand the previous year. The Group also made approximately $913 thousand profit in the year ended June 30, 2005 compared to a $2.2 million loss in the previous year. In three months ended September 30, 2005, revenue increased to $706 thousand compared with $26 thousand for the same period of the previous year. Although the Group suffered approximately $246 thousand loss in three months ended September 30, 2005, the financial position was improved compared to suffering approximately $384 thousand loss in the same period of the previous year. For the detailed discussion of our revenue, margins, earnings and other financial results, see "Result of Operations" below.

    Results of Operations

    Revenue Recognition

    We recognize revenues from license fee income, research contract services rendered and sale of medicines. License fee income represented income from the sale of an exclusive sublicense, which was recognized when the license agreement was executed. Revenue from contract services rendered is recognized when the invoice is issued according to the service contract with customer. Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer, the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and it is probable that the economic benefit associated with the transaction will flow to the Group and the relevant revenue and costs can be measured reliably.

    Recording of Expenses

    We recorded our operating expenses among the following categories:

•	Cost of sales, and
•	Operating expenses

    Cost of sales consists of direct materials, direct labour and manufacturing overhead. Manufacturing overhead was allocated based on normal operating capacity. Cost of sales, as a percentage of net revenues, tends to and is expected to fluctuate from one period to another as a result of changes in product mix, which result from different products having different material costs.

    Operating expenses consist primarily of salary and related benefit charges ("staff cost"), depreciation, amortization, rental, provision for doubtful accounts, provision for inventories, commission, travelling expense and other cost related to operational and administrative employees. Depreciation represented depreciation costs recorded on a straight-line method, based on estimated useful lives of 2 to 5 years for electronic equipment, 5 years for office furniture and equipment, 5 years for lab furniture and equipment, 5 years for tools, 5 to 10 years for machinery, 5 to 10 years for vehicles and 5 to 5.75 years for leasehold improvement with estimated residual rate of 0 to 10%. Amortization expenses mainly represented amortization cost recorded on license fee as other assets on a straight-line method over a period of 20 years.

    Year Ended June 30, 2005 Versus Year Ended June 30, 2004

    The following table sets forth amounts from our consolidated financial statements with dollar amounts expressed in thousands and percentage changes from the full year ended June 30, 2005 compared to the full year ended June 30, 2004.

	Years ended June 30,		Increased/(decreased)
	2005	2004	Amount	%

Revenues, net
- License income	2,520	-	2,520	n/a
- Service contract	87	127	(40)	(31%)
- Sale of medicine	1,321	-	1,321	n/a
Total revenue, net	3,928	127	3,801	2992%

Expenses
Cost of sales	373	-	373	n/a
Operating expenses	3,147	2,508	639	25%
Operating income/(loss)	408	(2,381)	2,789	(117%)

Impairment income	30	-	30	n/a
Interest income/(expense), net	(2)	-	(2)	n/a
Dividend income	4	-	4	n/a
Grant and other income, net	507	169	338	200%
Income/(loss) before income taxes	947	(2,212)	3,159	(142%)

Income tax provision	34	1	33	3300%
Net income/(loss)	913	(2,213)	3,126	(141%)

    Total net revenue increased favourably from $127 thousands to $3.928 million. This increase resulted from the license income and sale of medicine, which was all new business in the year ended June 30, 2005.

    PTI sublicenses its proprietary technology under an exclusive Technology License Agreement to a former related party. The sublicense fee for the technology was $2.8 million. Due to the 10% income tax held by Chinese tax authority, the net income from license income was $2.52 million. The License Agreement allows the Licensee to develop, provide, market and sell licensed products on processes. The term of the License Agreement will expire simultaneously with the expiration of the underlying patents. PTI is also entitled to receive a percentage of the future sales by the Licensee.

    As mentioned above, First Capital acquired all the capital stock of Baite on January 4, 2005. Purchase method accounting was applied in recording this transaction. Baite is principally engaged in the manufacture and sales of medicines, mainly including Naoningsu Capsule, Danlingxinshu Capsule, Lingzhi Capsule, Liuweimuxiang Capsule, Anbianxilin Capsule, piles Water, Piles Bolt and Antelope Rheum Capsule. The Baite's post-acquisition revenue contributed $1.321 million to the Group's operation result. Cost of sales mainly represented cost of sale of medicine, which increased along with the increase of revenue from sale of medicine.

    Operating expenses increased by 25% from $2.508 million to $3.147 million, mainly due to the acquisition of Baite and consolidation of its operations. PTI's operating expenses decreased slightly by $136 thousand, mainly due to the decrease in outside service expense. In the early stage of research, we normally assign outside professionals to help us to do some of the basic research, and our consultants will use those research results for further research. Outside service expense decreased as product research progressed.

    Grant and other income increased from $169 thousand to $507 thousand, mainly due to the increase of grant income increment by $350 thousand. After the completion of the first phase research on VEGI in the first half of year 2004, PTI succeeded in applying the government grant for the second phase of research with total amount of $700 thousand. In year ended June 30, 2005, PTI received half of the grant with total amount of $350 thousand.

Liquidity and Capital Resources

    As of June 30, 2005, we had $409 thousand of cash and cash equivalents on hand. Our expected primary cash needs on both a short and long-term basis are for expansion of capital expenditure, new product development, expansion of services, geographic expansion, working capital and other general corporate purposes. PTI and Baite historically funded their operations and growth with cash flow from operations and borrowings. They were not exposed to changes in interest rates, since most of their borrowings were from shareholders and free from interest charges.

    In the year ended June 30, 2005, cash provided by operating activities was $911 thousand compared to cash used in operating activities of $1.832 million in the year ended June 30, 2004. The favourable change from negative to positive was mainly due to two factors -- the license income of $2.52 million and the decrease in outside service expense of $224 thousand.

    In the year ended June 30, 2005, cash used in investing activities was $1.829 million compared to $89 thousand in the year ended June 30, 2004. The differences in cash used in investing activities were primarily related to two factors. One was the purchase of $1.553 million of investment securities by PTI, and the other was the use of $292 thousand to purcahs new equipment compared to $9 thousand of new equipment purchases in the year ended June 30, 2004. As of June 30, 2005, the market value of investment securities was approximately $1.557 million.

    In the year ended June 30, 2005, cash provided by financing activities was $1.2 million compared to $1.8 million in year ended June 30, 2004, as capital insertion of PTI.

    Three months Ended September 30, 2005 Versus three months Ended September 30, 2004

    The following table sets forth amounts from our consolidated financial statements with the dollar amounts expressed in thousands and percentage changes from the three months ended September 30, 2005 compared to the three months ended September 30, 2004.

	Years ended September 30,		Increased/(decreased)
	2005	2004	Amount	%

Revenues, net
- Service contract	86	26	60	230%
- Sale of medicine	620	-	620	n/a
Total revenue, net	706	26	680	2615%

Expenses
Cost of sales	124	-	124	n/a
Operating expenses	913	537	376	70%
Operating income/(loss)	(331)	(511)	220	(39%)

Dividend income	15	-	15	n/a
Grant and other income, net	112	128	(16)	(12%)
Income/(loss) before income taxes	(204)	(383)	179	(46%)

Income tax provision	42	1	41	4100%
Net income/(loss)	(246)	(384)	138	(35%)

    Total net revenue increased favourably from $26 thousand to $706 thousand. This increase mainly resulted from the sale of $620 thousand of medicine, which was new business of the Group in year 2005 resulting from the acquisition of Baite by First Capital as described above. Cost of sales mainly represented cost of sale of medicine, which increased along with the increase of revenue from sale of medicine. In addition, two more contract service projects were provided to science institutions by PTI in the current period, which also contributed to the increase of revenue.

    Operating expenses increased by 70% from $537 thousand to $913 thousand, mainly due to the acquisition of Baite and consolidation of its operations, resulting in expenses of approximately $223 thousand. China RX and PTI's operating expenses increased slightly by $153 thousand, which mainly resulted from the increase of staff cost and legal consulting fees. Newly hired consultants by PTI, 3% basic salary increment to all PTI staff, and the appointment of new directors of China RX were all factors affected the increase in staff cost. Additional legal consulting fees related to the Group's restructuring also contributed to the increase in operating expenses.

    Grant and other income decreased slightly from $128 thousand to $112 thousand, mainly due to the decrease of grant income. In three months ended September 30, 2004, PTI was entitled to two grants. One was for VEGI with total amount of $700 thousand that to be received evenly in two physical years, the other was for Hbx with total amount of $100 thousand that to be received evenly in one physical year. The first phase research on Hbx was completed by the end of year 2004. In three months ended September 30, 2005, PTI was only entitled to the grant for VEGI, which resulted to the decrease of grant income.

    Liquidity and Capital Resources

    As of September 30, 2005, we had $767 thousand of cash and cash equivalents on hand. Our expected primary cash needs on both a short and long-term basis are for expansion of capital expenditure, new product development, expansion of services, geographic expansion, working capital and other general corporate purposes.

    In three months ended September 30, 2005, cash provided by operating activities was $196 thousand while cash used in operating activities was $344 thousand in three months ended September 30, 2004. The favourable change from negative to positive mainly resulted from approximately $636 thousand of cash generated by Baite from operating activities. Cash used by PTI in operating activities increased slightly from $344 thousand to $442 thousand along with the increase of operating expenses as discussed above.

    In the three months ended September 30, 2005, cash used in investing activities was $12 thousand compared to $168 thousand used in the three months ended September 30, 2004. Less cash was used in the purchase of property and equipment due to the fact that the last equipment purchase and renew plan was just finished in the first half of year 2005, which resulted in the decrease of cash used in investing activities.

    In the three months ended September 30, 2005, cash provided by financing activities was $174 thousand (compared to $450 thousand used in the three months ended September 30, 2004), which included proceeds from short-term debts of $74 thousand and capital insertion to PTI by its former shareholders $100 thousand. The short-term debts were borrowed from senior management by Baite and were free of interest.

    Contractual Obligations

    The Group entered operating leases for its laboratory facility in California and for plant and machinery in Guiyang, P.R.C. The leases expire in 2007 and 2010, respectively. Rental payments were calculated on a monthly basis. Total future minimum lease payments under these non-cancellable operating leases were as follows:

	September 30	June 30,	June 30,
	2005	2005	2004

Not more than 1 year	282	282	246
More than 1 year but not more than 2 years	226	282	246
More than 2 years but not more than 3 years	51	56	246
More than 3 years but not more than 4 years	36	36	20
More than 4 years but not more than 5 years	36	36	-
More than 5 years	9	18	-

	640	710	758

    Off-balance Sheet Arrangements

    The Company does not have any material off-balance sheet arrangements.

    Critical Accounting Policies and Estimates

    Our critical accounting policies are more fully described in the Summary of Significant Accounting Policies in the notes to our consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying financial statements and related notes. In preparing these financial statements, our management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. We believe that the following critical accounting policies affect our more significant estimates used in the preparation of financial statements. Management has discussed the development and selection of the critical accounting estimates discussed below with our audit committee, and our audit committee has reviewed our disclosures relating to these estimates.

    Revenue Recognition

    Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer, the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and it is probable that the economic benefit associated with the transaction will flow to the Group and the relevant revenue and costs can be measured reliably.

    Revenue from service contract rendered is recognized when invoice is issued according to service contract with customer.

    License fee income represented income from sale of an exclusive sublicense and was recognized when the license agreement was executed.

    Grant Income

    The Group received four grant rewards from National Institute of Health in Department of Health and Human Services to support various projects which last one or two years. Award recipients are responsible for reporting inventions derived or reduced to practice in the performance of work under each grant.

    These awards are based on the applications submitted by the Group which outlines various cost calculations teamed up with outside researchers. However, recommended future year total cost support is subject to the availability of funds and satisfactory progress of each project. Since each drawing down funds from the rewards needs expenses outline and progress report, grant income is recognized when received.

    Research and Development Expense

    Research and development expenditures are expensed as incurred.

    Advertising Costs

    Advertising costs are charged against operations during the period incurred except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year. The Group did not incur any direct-response advertising costs during the reporting periods.

    Concentration of Credit Risk and Accounts Receivable

    Financial instruments that potentially subject us to credit risk consist principally of trade receivables. Trade receivables result from sales of products to retail customers. We extend credit to a substantial number of customers and perform ongoing credit evaluations of those customers' financial condition while, generally, requiring no collateral. Customers that have not been extended credit by us are on a cash in advance basis only.

    Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

    The Group's clients are primarily pharmaceutical trading companies or clients in biotech, medical research and pharmaceutical R&D communities. One customer accounted for 56% of the Group's net revenue in three months ended September 30, 2005. The receivable balance due from this customer as of September 30, 2005 was nil. Except for that customer, no other customers accounted for more than 10% of the Group's net revenue. In the year ended June 30, 2005, also one customer also accounted for 64% of the Group's net revenue. The receivable balance due from this customer as of June 30, 2005 was nil. Except for that client, no other clients accounted for more than 10% of the Group's net revenue in the 2005 fiscal year. In the year ended June 30, 2004, there were four clients accounted for 20%, 14%, 12% and 12% of the Group's net revenue respectively, of the Group's net revenue. The receivable balances due from those clients as of June 30, 2004 were nil. Except those clients, no other client accounted for more than 10% of the Group's net revenue. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Group's client base. The Group performs ongoing credit evaluations of each client's financial condition and, generally, does not require collateral. The Group maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates. Based on the information available to us, we believe our allowances for doubtful accounts as of September 30 and June 30, 2005 were adequate.

    Cash and cash equivalents

    Cash and cash equivalents consist of unrestricted cash accounts, that are not subject to withdrawal restrictions or penalties, and highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

    Inventories

Inventories include raw materials, work in progress, finished goods and packaging materials, and are presented at the lower of cost and net realizable value.

    Inventories are recorded at their cost on acquisition. Cost is determined using the moving average method. The cost of finished goods and work in progress is comprised of raw materials, direct labor and an allocation of all production overhead expenditures incurred based on normal operating capacity.

    Provisions for declines in the value of inventories are determined on an item-by-item basis when the carrying value of the inventories is higher than their net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale.

    Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. The estimated useful lives and estimated residual values expressed as a percentage of cost are as following:

	Estimated useful lives	Estimated residual value
Electronic equipment	2 - 5 years	0 - 5%
Office Furniture & Equipment	5 years	-
Lab Furniture and Equipment	5 years	-
Tools	5 years	-
Machinery	5 - 10 years	5 - 10%
Vehicles	5 - 10 years	5%
Leasehold Improvement	5 - 5.75 years	-

    Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

    Repair and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Company. Major renovations are depreciated over the remaining useful life of the related assets.

    License and Patent

    Patent costs are recorded as assets when they occur. As soon as the related patent is approved, the patent cost starts to be amortized over 20 years. The Group will write off the related patent cost as expense when a specific patent application fails.

    License fees associated with the process of getting patents approved are amortized over 20 years.

    Operating Leases

    Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of lease.

    Net income

    Net income does not reflect certain annual appropriation to reserve funds in accordance with PRC regulations. These appropriations are reflected in the statement of changes in shareholders' equity as a reduction in the retained deficits.

    Income taxes

    Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Group's financial statements or tax return. In estimating future tax consequence, the Group generally considers all expected future events other than enactment of changes in tax law or rates. If the future tax situation is uncertain, no deferred tax assets and liabilities are set up in the financial statements. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

    Income Tax Provision:

    Income tax consists of US income tax and PRC enterprise income tax. PRC income is provided on the basis of the profit for statutory financial reporting purpose, adjusted for income and expenses items, which are assessable or deductible for income tax purposes.

    Details of taxation charged to the statement of operations during the reporting periods were as follows:

	Three months ended September 30	Years ended June 30,
	2005	2005	2004

Provision for enterprise income tax
- US income tax	1	1	1
- PRC enterprise income tax	26	82	-
Deferred tax (income) resulting from provision for doubtful accounts	(2)	(12)	-
Deferred tax expense/(income) resulting from provision for inventories	-	(20)	-
Deferred tax (income) resulting from provision for R&D	17	(17)	-

	42	34	1

    Employee benefits

    For PTI employees, each participating employee can elect to contribute a percent of his compensation (maximum of 100%) to his 401(K) account, and PTI matches it with the lesser of the 4% of the employee's compensation, or the amount he elects to contribute. The participant's contribution is deducted from each paycheck. PTI sends a check, including the employee's contribution and PTI's match, to Charles Schwab every month. Charles Schwab then deposits each participant's own contribution and PTI's match to his personal account.

    Pursuant to the PRC laws and regulations, contributions to the basic social insurance including pension for the Baite's local staff are to be made monthly to a government agency based on 60% of the standard salary set by the provincial government. Baite is responsible for paying the social insurance at the rate of 30.7%, and the staff is responsible for paying the social insurance at the rate of 11%. The government agency is responsible for the pension liabilities relating to such staff on their retirement. Baite accounts for these contributions on an accrual basis and charges the related contributions to income in the year the contributions relate.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Taxes

    Because we conduct operations in both USA and PRC, our effective tax rate has and will continue to depend upon the distribution of our pre-tax earnings among USA and PRC with varying tax rates. Our profits are also impacted by changes in the tax rates of the various taxing jurisdictions.

    Inflation

    Our contracts were all short-term contracts and we expect that inflation generally will not have material adverse effect on our operations or financial conditions.

    Potential Liability and Insurance

    Drug development services involve the testing of new drugs on human volunteers pursuant to a study protocol. This testing exposes us to the risk of liability for personal injury or death to patients resulting from, among other things, possible unforeseen adverse side effects or improper administration of the new drug. Many of these patients are already seriously ill and are at the risk of further illness or death. We attempt to manage our risk of liability for personal injury or death to patients from administration of products under study through measures such as stringent operating procedures, contractual indemnification provisions with clients and insurance. We monitor our clinical trials in compliance with government regulations and guidelines. We have adopted standard operating procedures intended to satisfy regulatory requirements in the US and PRC and serve as a tool for controlling and enhancing the quality of our clinical trials. The contractual indemnifications generally do not protect us against our own actions. We currently maintain professional liability insurance in US coverage with limits we believe are adequate and appropriate. While in PRC, we currently do not maintain any liability, hazard or other insurance, except the auto insurance purchased by Baite on May 20, 2005, covering our services, business, operations, errors, acts or omissions, personnel or properties. To the extent that we are unable to recover from others for any uninsured losses, such losses could result in a loss of capital and significant harm to our business.

    Item 3. Description of Property

    The Company's principal executive offices are located at 5980 Horton St, Suite 405, Emeryville, California, and include approximately 6,820 square feet of lab, offices, warehouse and manufacturing space. The lease will expire in August 2007. The Company currently pays a base rent of approximately $24,000 per month.

PTI

    PTI's principal executive offices (which it shares with China RX) are located at 5980 Horton St., Suite 405 Emeryville, California, and include approximately 6,820 square feet of lab, offices, warehouse and manufacturing space. The lease will expire in August 2007. The Company currently pays a base rent of approximately $24,000 per month.. The Company believes that these facilities have the capacity to meet its manufacturing and research needs for the foreseeable future.

First Capital

    The sole subsidiary of First Capital, Baite, entered into a lease agreement (the "Lease Agreement") with its former related party, under which Baite leased the offices located at No. 220-2 Baiyun Road, Guiyang, Guizhou Province, China, as its principal executive offices. The term of the lease is 3 years, from January 1, 2003 to December 31, 2005. The rent from January 1, 2003 to December 25, 2004 was RMB240,000 and the water and electricity fee was RMB 60,000. On July 13, 2005, Baite and its former related party extended the Lease Agreement to December 31, 2010 with the same terms and conditions

    Item 4. Security Ownership of Certain Beneficial Owners and Management.

    The following table sets forth certain information as of December 15, 2005 regarding the beneficial ownership of the Company's common stock by (1) each person or "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, who is known by the Company to own beneficially more than 5% of the Company's outstanding voting securities; (2) each of the Company's Directors; (iii) each Named Executive Officer (as defined in "Item 6. Compensation" below); and (iv) all executive officers and directors of the Company as a group.

Name and Address(1)	Amount of Common Stock and Nature of beneficial Ownership	Approximate Percent of Ownership of Common Stock	Amount of Preferred Stock and Nature of Beneficial Ownership	Approximate Percentage of Ownership of Preferred Stock
Xilin Lin	956,633	7.5%	0	0
Jun Bao	956,633	7.5%	0	0
Lin's Investment Management Co., Ltd	6,801,016	53.32%	0	0
Jin Xue	127,551	1%	0	0
Wenshan Huang	0	0	0	0
All executive officers	2,040,817	16%	0	0

and directors of the Company as a group (4 persons) (four persons)

(1)	Unless otherwise stated, the address of all persons in the table is 5980 Horton Street, suite 405, Emeryville, California, 94608

    Item 5. Directors and Executive Officers, Promoters and Control Persons.

The directors and executive officers of the Company are as follows:

Name	Age	Position
Jun Bao	49	Director & President & CEO
Xinli Lin	49	Director & CSO
Jie Xue	40	Director
Wenshan Huang	27	CFO

    Mr. Jun Bao is also the President and acting CEO of PTI. Mr. Bao has in-depth knowledge about evaluation, product management, and process control of pharmaceutical drugs. Mr. Bao worked in the China Drug Administrative System and Chinese State Drug Administration (the predecessor of SFDA, the "SDA") for 15 years. He was the Deputy Administrator, Administrator, and Director of New Drug Investigation and Approval Office of the SDA in Guizhou Province in PRC for 7 years. He was also responsible for supervising the investigation, approval, evaluation, production, control, and management of pharmaceuticals in SDA of Guizhou Province in PRC. Mr. Bao was a supervisor for Chinese National Drug Bureau and an examiner for Chinese National GMP Bureau. Mr. Bao also has 3 years of experience as project chief inspector in several large Chinese pharmaceutical companies. Mr. Bao has a BS degree in Pharmacy. He has had MBA training and other trainings organized by Chinese SDA for high-grade drug testing, GMP management, law, and drug testing management.

    Dr. Xinli Lin is also the Founder, Executive Vice President, and Chief Scientific Officer of PTI. He is serving as a member of the Center for Scientific Review of the National Institute of Health. Prior to founding PTI, Dr. Lin was an adjunct member/professor at Oklahoma Medical Research Foundation (OMRF) and University of Oklahoma Health Science Center. In his 15 years academic research career, Dr. Lin has published over 50 scientific papers and was an inventor of 5 issued patents, which cover discovery of new enzymes, development of new gene therapy method, and invention of the high-pH/pH shift refolding method (Pt-Fold technology). Dr. Lin's work was published in the Journal Science for refolding of Streptokinase in 1998, and BACE (beta-secretase) in 2000. Dr. Lin received the Edward L. and Thelma Gaylord Prize for Scientific Achievement in 2000. In 2002 a special plaque was placed at OMRF, honoring Dr. Lin's contribution in Alzheimer's research. Dr. Lin was the sole inventor of the protein refolding patent which led to the founding of PTI. Dr. Lin received a BS degree in Chemistry from Peking University, China, and was selected for graduate study in the United States. Dr. Lin received an Outstanding Graduate Student Award (Cunningham Fellowship) in 1984, and earned his Ph.D. in Biochemistry from Virginia Tech. University in 1987.

    Ms. Jie Xue graduated from medicine department of Gui Yang Medical University with bachelor degree. She has experience with pharmaceutical industry for more than 16 years. From 1986 to 1990, Ms Xue acted as a technician in GuiYang Second Pharmaceutical Factory and director of working shop at Hainan Pharmaceutical Factory for two more years. From 1994 to 2001, Ms. Xue acted as vice manager of Guizhou Xingye Pharmaceutical Co., Ltd and from 2001 to 2002, she joined the administration and manufacture department of Gui Zhou Hongjian Pharmaceutical Co., Ltd. Up to now, Ms Xue has the position of general manager of Guizhou Yibai Xingye Pharmaceutical Co., Ltd. She was also qualified as Certified Pharmaceutist.

    Ms. Wenshan Huang graduated from Accounting Department, Business School, Sun Yat-sen University with bachelor degree. From 2001 to 2004, Ms Huang acted as senior accountant in Audit and Assurance Department of PricewaterhouseCoopers Zhong Tian CPAs Guangzhou Branch. From 2004 to January 2005, Ms. Huang acted as general manager assistant of Guizhou Baite Pharmaceutical Co., Ltd.. From January 2005 to June 2005, Ms. Huang acted as financial director of Guizhou Baite Pharmaceutical Co., Ltd.. Up to now, Ms Huang has the position of CFO of China RX Holdings, Inc. She was also qualified as CICPA and CIA.

        Item 6. Executive Compensation.

Executive Compensation

Summary Compensation Table
					Long Term Compensation			(i) All Other Compen- sation ($)
		Annual Compensation			Awards		Payouts
(a) Name and Principal Position	(b) Year	(c) Salary ($)	(d) Bonus ($)	(e) Other Annual Compensa- tion	(f) Restricted Stock Awards ($)	(g) Securities Under-lying Options/ SARs (#)	(h) LTIP Payouts ($)
(1) Tim Halter (CEO, President, CFO, Chairman of the Board and Secretary)	2004 2005	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Jun Bao (President & CEO)	2005	30,000	0	0	0	0	0	0
Xinli Lin (Director & CSO)	2005	10,000	0	0	0	0	0	0
Jie Xue (Director)	2005	10,000	0	0	0	0	0	0
Wenshan Huang (CFO)	2005	15,000	0	0	0	0	0	0

        The Company does not have any standard arrangements pursuant to which directors are compensated for services as directors.

Employment Agreements

        All the full time employees of PTI and Baite have employment agreements as offer letter, signed by both the company representative and the employees.

        Item 7. Certain Relationships and Related Transactions.

    The director of the Company, Jie Xue, loaned RMB 600,000 (approximately US$ 73,982.74) to Baite in September 2005, and the loan was returned in October 2005 by Baite.

        Item 8. Description of Securities.

    The authorized capital stock of the Company consists of 40,000,000 shares of common stock having a par value of $.001 per share and 10,000,000 shares of preferred stock having a par value of $.001 per share.

Common Stock

    As of June 30, 2005, 12,755,102 shares of common stock were outstanding, held of record by approximately 419 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors. Accordingly, the holder of a majority of the Company's outstanding voting stock will be able to elect all directors, and minority stockholders will not be able to elect directors on the basis of their votes alone. In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into other securities. All outstanding shares of common stock are fully paid and nonassessable.

    The transfer agent and registrar for the Company's common stock is Security Transfer Corporation in Dallas, Texas.

Preferred Stock

    The Board of Directors has authority to issue up to 10,000,000 shares of preferred stock, $.001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. None of the Preferred Stock has been issued and outstanding.

                        Part II

Item 1. Market Price of and Dividends on the Company's Common Equity and Related Stockholder Matters.

    The Company's common stock is not currently quoted on any service or exchange, and there is currently no trading market for the common stock.

Holders

    On December15, 2005, there were approximately 419 record holders of the Company's common stock.

Dividends

    The Company has not, to date, paid any cash dividends on its common stock.

Equity Compensation Plans

    The Company does not have any equity compensation plans.

        Item 2. Legal Proceedings.

    We have no pending legal proceedings. From time to time, we may be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of breach of contract actions incidental to the normal operations of the business.

        Item 3. Changes In and Disagreement With Accountants on Accounting and Financial Disclosure.

None.

        Item 4. Recent Sales of Unregistered Securities.

    Pursuant to the terms of the Joint Plan, the Company issued 450,000 shares of common stock to certain of its creditors. The Plan Shares were issued pursuant to Section 1145(a)(1)(A) of the Bankruptcy Code.

    On June 30, 2005, we entered into a Share Exchange Agreement with First Capital and its shareholders and another Share Exchange Agreement with PTI and its shareholders, pursuant to which we acquired all of the equity interests of PTI and First Capital in exchange for the issuance of 11,505,102 shares of common stock. We issued 11,505,102 shares of common stock to 24 parties, mainly including Lin's Investment Management Co., Ltd (6,801,016 shares), Jun Bao (956,633 shares), Xinli Lin (956,633 shares), Sean Wu (172,194 shares), Long Zhu (127,551 shares), Oklahom Medical Research Foundation (159,439 shares), Shili Wu (127,551 shares), Hongping Lang (510, 204 shares), who are the shareholders of PTI and China RX, in addition, Hua Liu (382,653 shares), Weiguang Jian (382,653 shares), Zhiwei Wang (191,327 shares), Gang Li (191,327 shares), Yunfeng Zheng (191,327 shares), and Jie Xue (127,551 shares), who are only the shareholders of First Capital. This issuance was made in reliance on Section 4(2) of the ACT and was made without general solicitation or advertising. The acquirers were sophisticated investors with access to all relevant information necessary to evaluate the investment, and who represented to us that the shares were being acquired for investment.

        Item 5. Indemnification of Directors and Officers.

    Under Section 145 of the Delaware General Corporation law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company's Bylaws also provide that the Company has the power to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Delaware law.

    The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. The provision does not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    The Company intends to enter into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Part F/S

Financial Statements

The following index lists the financial statements of China RX Holdings, Inc. are included in this report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
  and Shareholders
China RX Holdings, Inc. and Subsidiaries
(A Delaware Corporation)

    We have audited the accompanying consolidated balance sheets of China RX Holdings, Inc. and Subsidiaries as of June 30, 2005 and 2004, and the related consolidated statements of changes in shareholders' equity, operations, and cash flows for each of the two years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China RX Holdings, Inc. and Subsidiaries as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co. LLP

Rotenberg & Co., LLP
Rochester, New York
September 28, 2005

	Years ended June 30,
	2005	2004

Revenues, net	3,928	127
Cost of sales	373	-

Gross profits	3,555	127

Expenses
Operating expenses	3,147	2,508

Operating income/(loss)	408	(2,381)

Impairment income	30	-

Interest income/(expense), net	(2)	-

Dividend income	4	-

Grant and other income, net	507	169

Income/(loss) before income taxes	947	(2,212)

Income tax provision	34	1

Net income/(loss)	913	(2,213)

Net income/(loss) per share - Basic and Diluted	USD 0.07	(USD 0.17)
Weighted Average Common Shares Outstanding - Basic and Diluted	12,755,102	12,755,102

The accompanying notes are an integral part of the consolidated financial statements.

	As of June 30,
	2005	2004
Current assets
Cash and cash equivalents	409	127
Investment in securities, net	1,557	-
Accounts receivable, net	983	12
Advances to suppliers	58	-
Other receivables, net	267	-
Inventories	425	-
Other current assets	48	44
Deferred tax asset	70	-
Total current assets	3,817	183

Property and equipment, net	850	550
Other assets, net	391	285
Total assets	5,058	1,018

Current liabilities
Accounts payable	317	-
Advance from customer	106	-
Accrued income tax	87	-
Accrued expenses	460	222
Accrued salaries	50	39
Other current liabilities	664	-
Total current liabilities	1,684	261

Total liabilities	1,684	261

Shareholders' equity
Common stock ($0.001 par value; 40,000,000 shares authorized; 12,755,102 shares issued and outstanding actual and pro-forma)	13	13
Other Comprehensive income	4	-
Reserves	8,908	7,187
Retained deficit	(5,551)	(6,443)
Total shareholders' equity	3,374	757

Total liabilities and shareholders' equity	5,058	1,018

The accompanying notes are an integral part of the consolidated financial statements.

	Common		Other	Reserves	Retained
	Stock		Comprehensive Income	Merger Reserve (note ii)	Deficit	Total
	Shares	Amount

Balance at June 30, 2003	12,755,102	13	-	4,987	(4,230)	770
Capital insertion	-	-	-	2,200	-	2,200
Net loss	-	-	-	-	(2,213)	(2,213)

Balance at June 30, 2004	12,755,102	13	-	7,187	(6,443)	757
Unrealized gain	-	-	4	-	-	4
Capital insertion	-	-	-	1,700	-	1,700
Net income	-	-	-	-	913	913
Appropriation (note i)	-	-	-	21	(21)	-

Balance at June 30, 2005	12,755,102	13	4	8,908	(5,551)	3,374

Note 1: Surplus reserve represented enterprise expansion fund reserved by Guizhou Xingye Pharmaceutical Co., Ltd ("Xingye"), the wholly owned subsidiary. In accordance with the resolution of board of directors of Xingye, 10% of net profit under PRC GAAP for year 2004 was appropriated as enterprise expansion fund.

Note 2: Merger reserve represents the difference between the share capital of subsidiaries acquired pursuant to the Reorganization (Note 1) over the nominal value of the share capital of the Company issued in the exchange therefore.

The accompanying notes are an integral part of the consolidated financial statements.

	Years ended June 30,
	2005	2004

Cash flows from operating activities:
Net income/(loss)	913	(2,213)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	254	236
Provision for doubtful accounts	80	-
Provision for inventories	130	-
Deferred income taxes	(49)	-
Impairment income	(30)	-
Changes in operating assets and liabilities:
Accounts receivable	(561)	49
Inventories	(222)	-
Other current assets	30	(13)
Accounts payable	156	-
Other current liabilities	210	109

Net cash provided by/(used in) operating activities	911	(1,832)

Cash flows from investing activities
Acquisition of subsidiary	127	-
Purchase of investment securities	(1,553)	-
Purchase of property and equipment	(292)	(9)
Patent acquisition or process	(111)	(80)

Net cash used in investing activities	(1,829)	(89)

Cash flows from financing activities
Capital insertion	1,200	1,800

Net cash provided by financing activities	1,200	1,800

Net increase/(decrease) in cash and cash equivalents	282	(121)
Cash and cash equivalents, beginning of year	127	248

Cash and cash equivalents, end of year	409	127
Supplemental Schedule of noncash investing and financing activies Purchasing of property and equipment by liabilities	26	-
Contribution to capital by shareholder's investment in Xingye	500	-
Contribution to capital by liabilities to shareholders	-	400

The accompanying notes are an integral part of the consolidated financial statements.

1. Group Reorganization, Summary of Operations and Basis of Preparation:

China RX Holdings, Inc. ("the Company") was incorporated in the State of Delaware on December 28, 2004. In December 29, 2004, BTHC, LLC, a Texas limited liability company ("Ballantrae LLC") merged with and into China RX. Ballantrae LLC emerged from Bankruptcy on November 22, 2004 when the United States Bankruptcy Court for the Northern District of Texas Dallas Division ("the Bankruptcy Court") approved and confirmed the terms of the First Amended Joint Plan of Reorganization (the "Joint Plan"). Pursuant to the Joint Plan, the Company issued 450,000 shares of common stock to certain of Ballantraie RX's creditors.

On June 30, 2005, the Company acquired the entire issued share capital in each of ProteomTech, Inc. ("PTI") and First Capital Asia Investments Limited ("First Capital"), through a share exchange ("the Reorganization") and consequently became the holding company and its subsidiaries (the "Group") with no significant independent operations.

PTI is a Delaware corporation formed on July 18, 2001, whose principal activity is protein drug research & development, protein refolding contract service and development of PTR Instrument System, an automated system for high-throughput screening of protein refolding conditions, located in Emeryville, California, USA.

First Capital was incorporated in the British Virgin Islands on July 7, 2003. First Capital is a holding company with no significant independent operations and no significant assets other than the capital stock of Guizhou Xingye Pharmaceutical Co. Ltd. ("Xingye"), which is located in Guiyang City of Guizhou Province, the People's Republic of China ("PRC"). First Capital acquired all the capital stock of Xingye on January 4, 2005. Purchase method accounting was applied in recording this transaction.

Xingye is principally engaged in the production and sale of medicines, mainly including Naoningsu Capsule, Danlingxinshu Capsule, Lingzhi Capsule, Liuweimuxiang Capsule, Gengyi Capsule, Anbianxilin Capsule, Piles Water, Piles Bolt, Antelope Rheum Capsule and Huichuanruyi Capsule, which were all approved by PRC State Food and Drug Administration ("SFDA"). The Company also gained the GMP certification issued by SFDA, which was required for pharmaceutical production in PRC. Xingye's revenues have all been generated in the PRC.

The Reorganization involved companies under common control, and the Group resulting from the Reorganization are regarded as a continuing group. Accordingly, the Reorganization has been accounted for on the basis of merger accounting, under which the consolidated accounts have been prepared as if the Company had been the holding company of the other companies comprising the Group throughout the year ended June 30, 2005, rather than from the date on which the Reorganization was completed. The comparative figures as of June 30, 2004 and the year ended June 30, 2004 have been presented on the same basis.

2. Significant Accounting Policies:

Group Accounting

The consolidated financial statements include those of the Company and its subsidiaries. All significant intercompany balances and transactions, including intercompany profits and unrealised gains and losses are eliminated on consolidation; unrealised losses are also eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

In the Company's financial statements, the Company's share of the post-acquisition profits or losses of the subsidiaries is recognized in the statement of operations, and its share of post-acquisition changes in reserves are recognized in reserves. An assessment of interest in subsidiaries is performed when there is an indication that asset has been impaired or the impairment losses recognised in prior years no longer exist.

Foreign Currency Translation

The Company maintains its books and records in USD.

The functional currency of the Xingye is Renminbi (Rmb). For financial reporting purpose, the functional currency is translated into United States dollars (USD) at the exchange rate stipulated by the People's Bank of China at the balance sheet date (June 30, 2005: USD1.00=Rmb8.28, June 30, 2004: USD1.00=Rmb8.28), except for the paid-in capital, which is at historic rates. There is no translation adjustment to date as Rmb has been fixed against the US$ for the past 10 years or so. The Chinese government changed its policy of being fixed against the US$ to a package of currencies on July 21, 2005. Translation adjustments may occur in future reports.

2. Significant Accounting Policies (Continued):

Revenue Recognition

Revenue from the sale of goods is recognized when significant risks and rewards of ownership of the goods are transferred to the buyer, the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, and it is probable that the economic benefit associated with the transaction will flow to the Group and the relevant revenue and costs can be measured reliably.

Revenue from service contracts rendered is recognized when the invoice is issued according to the service contract with the customer.

License fee income represented income from sale of an exclusive sublicense, which was recognized when the license agreement was executed.

Grant Income

The Group received four grant rewards from National institute of Health and Department of Health and Human Services to support various projects which last one or two years. Award recipients are responsible for reporting inventions derived or reduced to practice in the performance of work under each grant.

These awards are based on the applications submitted by the Group which outlines various cost calculations teamed up with outside researchers. However, recommended future year total cost support is subject to the availability of funds and satisfactory progress of each project. Since each drawing down of funds requires expense outlines and progress reports, grant income is recognized when received.

Research and Development Expense

Research and development expenditures are expensed as incurred.

Advertising Costs

Advertising costs are charged against operations during the period incurred except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year. The Group did not incur any direct-response advertising costs during the reporting periods.

2. Significant Accounting Policies (Continued):

Shipping and Handling Costs

Shipping and handling costs were recorded on an accrual basis and classified as operating expenses in the income statement.

Cash and cash equivalents

Cash and cash equivalents consist of unrestricted cash accounts, that are not subject to withdrawal restrictions or penalties, and highly-liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Supplemental cash flow information consisted of the following:
Year ended June 30,
2005	2004

Cash paid for interest	5	-

Cash paid for income taxes, net	15	1

Accounts Receivables

Accounts receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

Other Receivables, net

Other receivables are carried at cost less provision made for impairment of these receivables. A provision for impairment of receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables, which are normally one year. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

2. Significant Accounting Policies (Continued):

Inventories

Inventories include raw materials, work in progress, finished goods and packaging materials, and are presented at the lower of cost or net realizable value.

Inventories are recorded at their cost on acquisition. Cost is determined using the moving average method. The cost of finished goods and work in progress are comprised of raw materials, direct labor and an allocation of all production overhead expenditures incurred based on normal operating capacity.

Provisions for declines in the value of inventories are determined on an item-by-item basis when the carrying value of the inventories is higher than their net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale.

Investment In Securities

Pursuant to Statement of Financial Accounting Standards No. 115, the Group's securities investments that are bought and held principally for the purpose of generating profits on short-term differences in price are classified as "trading securities". Securities that the Group has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities". Securities investments not classified as either trading securities or held-to-maturity securities are recorded at fair value in investments on the balance sheet, with the change in fair value during the period excluded from earnings and recorded as a component of other comprehensive income, with the Group's cumulative unrealized gain or loss presented as a separate component of stockholders' equity.

As of June 30, 2005, the Group's investment in equity securities includes only available-for-sale securities and is summarized as follows:
Investment in equity securities at cost	1,553
Add: unrealized gain	4
1,557

As of June 30, 2004, the Group did not have any investment in equity securities.

2. Significant Accounting Policies (Continued):

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives.

The estimated useful lives and estimated residual values expressed as a percentage of cost are as following:
	Estimated useful lives	Estimated residual value
Electronic equipment	2 - 5 years	0 - 5%
Office Furniture & Equipment	5 years	-
Lab Furniture and Equipment	5 years	-
Tools	5 years	-
Machinery	5 - 10 years	5 - 10%
Vehicles	5 - 10 years	5%
Leasehold Improvement	5 - 5.75 years	-

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Repair and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

License and Patent

Patent costs are recorded as an asset when they are incurred. As soon as the patent is approved, the patent costs are amortized over 20 years. The Group will write off the related patent costs when a specific patent applications fails.

License fees associated with the process of getting patents approved are amortized over 20 years.

2. Significant Accounting Policies (Continued):

Operating Leases

Where a significant portion of the risks and rewards of ownership are retained by the lessor, leases are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of lease.

Income taxes

Income taxes are computed using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Group's financial statements or tax return. In estimating future tax consequence, the Group generally considers all expected future events other than enactment of changes in tax law or rates. If the future tax situation is uncertain, no deferred tax assets and liabilities are set up in the financial statements. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded.

Net Income (Loss) Per Common Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share." Basic Earnings Per Share is calculated by dividing income (loss) available to common stockholders by the weighted average number of common shares outstanding for each period. Diluted Earnings per share is the same as Basic Earnings Per Share since no common stock equivalents were outstanding for the years ended June 30, 2005 and 2004.

Employee benefits

For PTI employees, each participating employee can elect to contribute a percent of his compensation (maximum of 100%) to his 401(K) account, and PTI matches it with the lesser of 4% of the employee's compensation, or the amount he elects to contribute. The participant's contribution is deducted from each paycheck. PTI sends a check, including the employee's contribution and PTI's match, to Charles Schwab every month. Charles Schwab then deposits each participant's own contribution and PTI's match to his personal account.

2. Significant Accounting Policies (Continued):

Employee benefits (Continued)

Pursuant to the PRC laws and regulations, contributions to the basic social insurance including pension for the Xingye's local staff are to be made monthly to a government agency based on 60% of the standard salary set by the provincial government, of which 30.7% is borne by Xingye and the remainder 11% is borne by the staff. The government agency is responsible for the pension liabilities relating to such staff on their retirement. Xingye accounts for these contributions on an accrual basis and charges the related contributions to income in the year the contributions relate.

Fair Value of Financial Instruments

The Group's financial instruments consist of cash and cash equivalents, accounts receivable, prepaid expenses, rental deposit, accounts payable and accrued expenses, and accrued salaries. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of those financial instruments approximate their carrying value, unless otherwise noted.

Concentration of Credit Risk

Statement of Financial Accounting Standards No.105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk", requires disclosure of information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk. Financial instruments that subject the Group to concentrations of credit risk consist principally of accounts receivable, advances to suppliers and other receivables.

The Group's clients are primarily pharmaceutical trading companies or clients in biotech, medical research and pharmaceutical R&D communities. One customer accounted for 64% of the Group's net revenue in the year ended June 30, 2005. The receivable balance due from this client as of June 30, 2005 was nil. Except for that client, no other clients accounted for more than 10% of the Group's net revenue in the 2005 fiscal year. In the year ended June 30, 2004, four clients accounted for 20%, 14%, 12% and 12% of the Group's net revenue respectively. The receivable blanaces due from those clients as of June 30, 2004 were nil. Except for those clients, no other clients accounted for more than 10% of the Gorup's net revenue. Concentrations of credit risk with respect to accounts receivable are limited to a degree due to the large number of clients comprising the Group's client base. The Group performs ongoing credit evaluations of each client's financial condition and, generally, does not require collateral. The Group maintains reserves for potential credit losses and these losses, in the aggregate, have historically not exceeded estimates.

2. Significant Accounting Policies (Continued):

Credit Risk For Cash Deposits And Cash Equivalents

The Group maintains its cash in bank deposit accounts that may exceed federally insured limits. The Group has not experienced any losses in such accounts.

The Group also maintains cash balances in money market funds. Such money market funds are not federally insured, but they are regulated as to the quality, maturity and diversity of the securities in which they invest.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Segment Information

The Group conducts the majority of its business activities in production and sale of medicines and drug research and development contract services (see Note 1). These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the accounting policies in Note 2. The Group evaluates performance based on profit from operations. Segment assets consist primarily of property and equipment, inventories, receivables, operating cash and other assets. Segment liabilities comprise operating liabilities. Capital expenditure comprises additions to property and equipment.

3. Segment Information (Continued):

An analysis by business segment is as follows:
	US		PRC		Elimination		Total
	Business of Drug Research		Business of Sales of Medicine
	Years ended June 30,		Years ended June 30,		Years ended June 30,		Years ended June 30,
	2005	2004	2005	2004	2005	2004	2005	2004
Revenues
- External	2,607	127	1,321	-	-	-	3,928	127

Segment operating income/(loss)	235	(2,381)	173	-	-	-	408	(2,381)
Impairment income	-	-	30	-	-	-	30	-
Interest (income)/expense	-	-	(2)	-	-	-	(2)	-
Dividend income	4	-	-	-	-	-	4	-
Grant and other income, net	486	169	21	-	-	-	507	169
Tax provision	1	1	33	-	-	-	34	1

Net profit/(loss)	724	(2,213)	189	-	-	-	913	(2,213)

Segment assets	2,912	1,018	2,196	-	(50)	-	5,058	1,018
- Segment long-lived assets	962	835	279	-	-	-	1,241	835

Segment liabilities	227	261	1,507	-	(50)	-	1,684	261

Capital expenditure	245	9	47	-	-	-	292	9

Non-cash expenses
- Depreciation	223	230	25	-	-	-	248	230
- Amortization	6	6	-	-	-	-	6	6
- Provision for doubtful accounts	-	-	80	-	-	-	80	-
- Provision for inventories	-	-	130	-	-	-	130	-

4. Revenue and Foreign Operations

PTI sublicensed its proprietary Technology under an exclusive Technology License Agreement to a former related party. The sublicense fee of the Technology was for USD 2.8 million. In addition, PTI is entitled to receive a percentage of future sales by the Licensee.

The license Agreement allows the Licensee to develop, provide, market and sell licensed products and processes. The term of the License Agreement will expire simultaneously upon the expiration of the underlying patents.

The transaction as above was the sole export sales of the Group for the year ended June 30, 2005 (the year ended June 30, 2004: nil).

5. Operating Expenses:

	Years ended June 30,
	2005	2004

Advertising	9	43
Depreciation	230	230
Amortization of other assets	6	6
Provision for doubtful accounts	80	-
Provision for inventories	130
Staff cost	916	889
Rental	415	394
Shipping and handling costs	12	-
Legal and accounting	213	247
Travelling	148	58
Supplies	162	141
Others	826	500

	3,147	2,508

6. Impairment Income

Impairment income represented difference between investment in Xingye and the fair value of Xingye's net assets as of the date of acquisition. Since the total amount was immaterial, it was recorded as impairment income and credit to the statement of operation.

7. Income Tax Provision:

Income tax consists of US income tax and PRC enterprise income tax. PRC income tax is provided on the basis of the profit for statutory financial reporting purposes, adjusted for income and expense items, that are assessable or deductible for income tax purposes.

Details of taxation charged to the statement of operations during the reporting periods were as follows:
	Years ended June 30,
	2005	2004

Provision for enterprise income tax
- US income tax	1	1
- PRC enterprise income tax	82	-
Deferred tax (income) resulting from provision for doubtful accounts	(12)	-
Deferred tax expense/(income) resulting from provision for inventories	(20)	-
Deferred tax (income) resulting from provision for R&D	(17)	-

	34	1

8. Accounts Receivable, Net:

	June 30,
	2005	2004

Accounts receivable	1,162	13
Less: provision for doubtful accounts	(179)	(1)

	983	12

8. Accounts Receivable, Net (Continued):

Changes in provision for doubtful accounts:
	Year ended June 30,
	2005	2004

At beginning of year	1	1
Acquisition of Xingye by First Capital	115	-
Provision provided during the year	63	-

At end of year	179	1

9. Other Receivables, Net:
	June 30,
	2005	2004

Other receivables	287	-
Less: provision for doubtful accounts	(20)	-

	267	-

Changes in provision for doubtful accounts:
	Year ended June 30,
	2005	2004

At beginning of year	-	-
Acquisition of Xingye by First Capital	3	-
Provision provided during the year	17	-

At end of year	20	-

10. Inventories:
	June 30,
	2005	2004

Raw materials	63	-
Packaging materials	65	-
Work-in-progress	55	-
Finished goods	398	-

	581	-
Provision for obsolescence	(156)	-

	425	-

At the end of each year, inventories were stated at the lower of cost or net realizable value.

Changes in provision for obsolescence:
	June 30,
	2005	2004

At beginning of year	-	-
Acquisition of Xingye by First Capital	26	-
Provision provided during the year	130	-

At end of year	156	-

11. Deferred tax asset:

Deferred taxation is calculated in full on temporary differences under the liability method.
	Provisions for
	Doubtful accounts	Inventories	R&D	Total

As of June 30, 2004	-	-	-	-
Acquisition of Xingye by First Capital	17	4	-	21
Credit to the statement of operations	12	20	17	49

As of June 30, 2005	29	24	17	70

12. Property and Equipment:

	Electronic Equipment	Office Furniture & Equipment	Lab Furniture & Equipment	Machinery	Tools	Vehicles	Leasehold Improvement	Total

Cost
As of June 30, 2004	165	29	757	-	-	87	63	1,101
As of June 30, 2005	259	29	988	212	4	145	88	1,725

Accumulated depreciation
As of June 30, 2004	151	15	318	-	-	48	19	551
As of June 30, 2005	188	21	492	52	3	86	33	875

Net book value
As of June 30, 2005	71	8	496	160	1	59	55	850
As of June 30, 2004	14	14	439	-	-	39	44	550

13. Intangible Asset

The Group is entitled to the use of a trade mark which it co-developed with a former related party in 2004 under a co-branding arrangement. No amounts have been imputed by the Group as the costs are impractical to estimate. The term of the trademark is for a period of four years and will expire in September 2008.

14. Other Assets

Other assets included rental deposit, licenses and patents were as follows:
	June 30,
	2005	2004
Rental deposit	37	37
License	120	120
Patent	255	143
	412	300
Accumulated amortization	(21)	(15)
	391	285

Estimate amortization expense for the five years succeeding June 30, 2005 is as follows.
2006	2007	2008	2009	2010
6	6	6	6	6

15. Common Stock

On June 30, 2005, the Company entered into a share exchange agreement with PTI and First Capital. 11,505,102 shares of common stock were issued as consideration for acquisition of subsidiaries of the Group. Total issued and outstanding shares as at June 30, 2005 were 12,755,102 shares of USD0.001 par value each.

16. Related Party Transactions:

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control of common significant influence.

16. Related Party Transactions (Continued):

During the period from February 2005 through May 2005 the Group rented office space from a related party. Rent expense during that period amounted to approximately USD 9,000. Subsequent to May 2005, the relationship with that party ceased but the Group continues to rent the office space from an unrelated party.

17. Non-monetary transactions

Certain administrative expenses of the Group have been paid by former stockholders. In the opinion of management, the value of these goods or services in the approximate amount of USD14,000 has not been imputed an recorded in the accompanying financial statements as they have been deemed immaterial.

18. Commitments and Contingencies:

(a) Capital commitments

As of June 30, 2005 and 2004, there were no material capital commitments.

(b) Operating lease commitments

The Group entered and operating leases for its laboratory facility in California U.S. and plant and machineries in Guiyang, P.R.C., which will expire in 2008 and 2010 respectively. Rentals were calculated on monthly basis. Total future minimum lease payments under these non-cancellable operating leases were as follows:

	June 30,	June 30,
	2005	2004

Not more than 1 year	282	246
More than 1 year but not more than 2 years	282	246
More than 2 years but not more than 3 years	56	246
More than 3 years but not more than 4 years	36	20
More than 4 years but not more than 5 years	36	-
More than 5 years	18	-

	710	758

18. Commitments and Contingencies (Continued):

(c) Contingencies

The Group is liable for obligations in normal course of business. Contingent liabilities also include warranty obligations along with lawsuits and disputes arising in the normal course of business. Management believes that such matters have been adequately provided for in the financial statements.

19. Fair Value of Financial Instruments:

The carrying amount approximates fair value because of the short maturity of accounts receivable, other receivable, accounts payable and other accrued liabilities.

20. Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised) ("FT 46"), Consolidation of Variable Interest Entities ("VIE"). Public entities must apply FT 46 to VIEs that are considered to be special-purpose entities no later than the end of the first reporting period that ends after December 15, 2003. Public entities that are small business issuers shall apply FT 46 to all other VIEs no later than the first reporting period that ends after December 15, 2004. The adoption of this standard will not have a material impact on the Group's financial statements.

In November, 2004, the FASB issued FASB Statement No. 151, "Inventory Costs - an amendment of ARB No.43, Chapter 4" (FAS 151), which is the result of its efforts to converge U.S. accounting standards for inventories with International Financial Reporting Standards. This statement requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 141 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard will not have a material impact on the Group's financial statements.

20. Recent Accounting Pronouncements (Continued):

In December 2004, the FASB issued FASB Statement No. 153, "Exchanges of Non-monetary Assets" (FAS 153), which amends APB Opinion No. 29, "Accounting for Non-monetary Transactions", to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under FAS 53, exchange of non-monetary assets, except for exchange of non-monetary assets that do not have commercial substance should be measured based on the fair value of the assets exchanged. The provisions of this Statement shall be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Group is currently assessing the impact of the standard on its financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006. The Company is currently evaluating the impact of SFAS 154 on its consolidated financial statements.

21. Subsequent Event

Xingye changed its name to Guizhou Baite Pharmaceutical Co., Ltd upon approval of Guiyang Commercial Bureau dated August 5, 2005.

22. Pro Forma Financials:

The pro forma financials as follows of the Group for the years ended June 30, 2005 and 2004 (the "Relevant Periods"), include the financial information of the companies now comprising the Group as if the group structure had been existence throughout the Relevant Periods.

All significant intercompany transactions and balances have been eliminated.
Statement of operations
	Years ended June 30,
	2005	2004
Net sales	4,794	919
Cost of sales	695	309
Gross profit	4,099	610

Operating expenses	3,541	2,919
Loss on disposal of property	1	-
Operating income/(loss)	557	(2,309)
Interest (expense), net	(4)	(3)
Dividend income	4	-
Grant and other income, net	488	177
Income/(loss) before income taxes	1,045	(2,135)
Income tax provision	55	17
Net income/(loss)	990	(2,152)

Net income/(loss) per share - Basic and Diluted	USD0.07	(USD0.16)
Weighted Average Common Shares Outstanding - Basic and Diluted	12,755,102	12,755,102

22. Pro Forma Financials (Continued):
Balance Sheets
	As of June 30,
	2005	2004
Current assets
Cash and cash equivalents	409	135
Investment in securities, net	1,557	-
Accounts receivable, net	983	331
Advance to suppliers	58	380
Other receivable, net	267	171
Inventories	425	528
Income tax receivable	-	1
Other current assets	48	51
Deferred tax asset	70	19
Total current assets	3,817	1,616
Property and equipment, net	850	731
Other assets, net	391	285
Total assets	5,058	2,632

Current liabilities
Accounts payable	317	192
Advance from customer	106	45
Accrued income tax	87	-
Accrued expenses	460	222
Accrued salaries	50	39
Other current liabilities	664	954
Total current liabilities	1,684	1,452
Total liabilities	1,684	1,452
Shareholders' equity
Common Stock ($0.001 par value; 40,000,000 shares authorized; 12,755,102 shares issued and outstandind)	13	13
Other comprehensive income	4	-
Reserves	8,749	7,528
Retained deficits	(5,392)	(6,361)
Total shareholders' equity	3,374	1,180
Total liabilities and shareholders' equity	5,058	2,632

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
 and Stockholders
China RX Holdings, Inc. And Subsidiaries
(A Delaware Corporation)

    We have reviewed the accompanying interim consolidated financial statements of China RX Holdings, Inc. and Subsidiaries as of September 30, 2005, and for the three-month periods ended September 30, 2005 & 2004. These interim consolidated financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Acccounting Oversight Board, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be incon formity with U.S. generally accepted accounting principles.

    We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of China RX Holdings, Inc. And Subsidiaries as of June 30, 2005 (presented herein), and related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated September 28, 2005, we expressed an unqualified opinion on those consolidated financial statements.

/s/ Rotenberg & Co., LLP
Rochester, New York
 November 30, 2005

	Three months ended September 30,
	2005	2004
	(Unaudited)	(Unaudited)

Revenues, net	706	26

Cost of sales	124	-
Gross profit	582	26

Operating expenses	913	537

Operating loss	(331)	(511)

Dividend income	15	-

Grant and other income	112	128

Loss before income taxes	(204)	(383)

Income tax provision	42	1

Net loss	(246)	(384)

Net loss per share - Basic and Diluted	(USD0.02)	(USD0.03)
Weighted Average Common Share Outstanding - Basic and Diluted	12,755,102	12,755,102

The accompanying notes are an integral part of the financial statements.

	As of September 30,	As of June 30,
	2005	2005
	(Unaudited)	(Audited)
Current assets
Cash and cash equivalents	767	409
Investment in securities, net	1,471	1,557
Accounts receivable, net	1,037	983
Advance to suppliers	73	58
Other receivable, net	236	267
Inventories	804	425
Other current assets	65	48
Deferred tax asset	58	70
Total current assets	4,511	3,817

Property and equipment, net	834	850
Other assets, net	452	391
Total assets	5,797	5,058

Current liabilities
Accounts payable	657	317
Advance from customer	591	106
Accrued income tax	39	87
Accrued expenses	445	460
Accrued salaries	51	50
Other current liabilities	745	664
Total current liabilities	2,528	1,684

Total liabilities	2,528	1,684

Shareholders' equity
Common stock ($0.001 par value; 40,000,000 shares authorized; 12,755,102 shares issued and outstanding)	13	13
Other Comprehensive income	19	4
Reserves	9,034	8,908
Retained deficits	(5,797)	(5,551)
Total shareholders' equity	3,269	3,374

Total liabilities and shareholders' equity	5,797	5,058

The accompanying notes are an integral part of the financial statements.

	Common Stock		Other Comprehensive Income		Reserves		Retained	Total
(Unaudited)	Share	Amount	Unrealized Gain	Translation Difference	Capital Surplus	Merger Reserve	Deficits

Balance June 30, 2004	12,755,102	13	-	-	-	7,187	(6443)	757
Capital insertion	-	-	-	-	-	450	-	450
Net (loss)	-	-	-	-	-	-	(384)	(384)
Balance September 30, 2004	12,755,102	13	-	-	-	7,637	(6,827)	823

Balance June 30, 2005	12,755,102	13	4	-	-	8,908	(5,551)	3,374
Unrealized gain	-	-	3	-	-	-	-	3
Capital insertion	-	-	-	-	-	119	-	119
Foreign translation difference	-	-	-	12	7	-	-	19
Net (loss)	-	-	-	-	-	-	(246)	(246)
Balance September 30, 2005	12,755,102	13	7	12	7	9,027	(5,797)	3,269

*Note: Capital surplus arose from exchange rate difference between the exchange rates stipulated by the People's Bank of China at the date of capital insertion (USD1=Rmb8.48) and the balance sheet date (USD1=Rmb8.09).

The accompanying notes are the integral part of the financial statements.

	Nine months ended September 30,
	2005	2004
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(246)	(384)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	77	57
Provision for doubtful accounts	17	-
Provision for inventories	3	-
Deferred income taxes	15	-
Foreign translation difference	(1)	-
Changes in operating assets and liabilities:
Accounts receivable	(48)	(26)
Inventories	(373)	-
Other current assets	56	(8)
Accounts payable	333	-
Other current liabilities	363	17

Net cash provided by operating activities	196	(344)

Cash flows from investing activities
Proceeds from sale of investment securities	86	-
Purchase of property and equipment	(36)	(168)
Patent acquisition or process	(62)	-

Net cash used in investing activities	(12)	(168)

Cash flows from financing activities
Proceeds from short-term debts	74	-
Capital insertion	100	450

Net cash provided by financing activities	174	450

Net increase/(decrease) in cash and cash equivalents	358	(62)
Cash and cash equivalents, beginning of year/period	409	127

Cash and cash equivalents, end of year/period	767	65

Cash and cash equivalents at the end of each of the Relevant Periods represent the Bank balances and cash in the consolidated balance sheets.

The Accompanying notes are the integral part of the financial statements.

1. Summary of Operations and Basis of Preparation:

China RX Holdings, inc. ("the Company") was incorporated in the State of Delaware on December 28, 2004. In December 29, 2004, China RX merged with and into BTHC, LLC, a Texas limited liability company ("Ballantrae LLC"). Ballantrae LLC emerged from Bankruptcy on November 22, 2004 when the United States Bankruptcy Court for the Northern District of Texas Dallas Division ("the Bankruptcy Court") approved and confirmed the terms of the First Amended Joint Plan of Reorganization (the "Joint Plan"). Pursuant ot the Joint Plan, the Company issued 450,000 shares of common stock to certain of its creditors.

On June 30, 2005, the Company acquired the entire issued share capital in each of ProteomTech, Inc. ("PTI") and First Capital Asia Investments Limited ("First Capital"), through a share exchange ("the Reorganization") and consequently became the holding company of the subsidiaries now comprising the Group with no significant independent operations.

PTI a Delaware corporation formed on July 18, 2001, whose principal activity is protein drug research & development, protein refolding contract service and development of PTR Instrument System, an automated system for high-throughput screening of protein refolding conditions in Emeryville, California, USA.

First Capital was incorporated in the British Virgin Islands on July 7, 2003, which is a holding company with no significant independent operations and no significant assets other than the capital stock of Guizhou Baite Pharmaceutical Co., Ltd. ("Baite"), which is located in Guiyang City of Guizhou Province, the People's Republic of China ("PRC") and principally engaged in manufacture and sale of medicines. First Capital acquired all the capital stock of Baite on January 4, 2005. Purchasing method was applied in recording this transaction.

The Reorganization involved companies under common control, and the Group resulting from the Reorganization are regarded as a continuing group. Accordingly, the Reorganization has been accounted for the basis of merger accounting, under which the consolidated account have been prepared as if the Company had been holding company of the other companies comprising the Group throughout three months ended September 30, 2004, rather than the date which the Reorganization was completed.

All significant intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated on consolidation; unrealised losses are also eliminated unless cost cannot be recovered. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. And the condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

2. Condensed financial statements and footnotes

The accompanying interim condensed consolidated financial statements are unaudited, but in the opinion of management of the Group, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and 2004, and cash flows for the three months ended September 30, 2005 and 2004. The consolidated balance sheets as of June 30, 2005 are derived from the Group's audited financial statements.

Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these financial statements are adequate to make the information presented therein not misleading. For further information, refer to the financial statements and the notes thereto included in the Group's Annual Report.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The results of operations for the three months ended September 30, 2005 are not necessarily indicative of the results of operations to be expected for the full fiscal year ending June 30, 2006.

        Part III

        Item 1. Index to Exhibits
Exhibit Number	Description

3.1	Certificate of Incorporation of the Company.

3.2	Bylaws of the Company.

10.1	License Agreement dated as of May 9, 2001 by and between PTI, Inc. and Oklahoma Medical Foundation

10.2	License Agreement dated as of March 4, 2002 by and between PTI, Inc. and Georgetown University

10.3	Sublicense Agreement dated as of March 7, 2005 by and between PTI, Inc. and former related party

10.4	Amendment of Sublicense Agreement dated as of May 7, 2005 by and between PTI, Inc. and former related party

10.5	Trademark License Agreement dated as of September 10, 2003by and between Baite and former related party.

10.6	Share Exchange Agreement, dated as of June 30, 2005 by and among the stockholders of First Capital, First Capital, Halter Financial Group, Inc. and the Company.

10.7	Share Exchange Agreement, dated as of June 30, 2005 by and among the stockholders of PTI, PTI, Halter Financial Group, Inc. and the Company.

10.8	Share Exchange Agreement, dated as of January 23, 2005 by and between the stockholders of First Capital, Baite, and IST.

21	List of Subsidiaries of Company.

24.1	Consent of accountants

        Item 2. Description to Exhibits

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December___, 2005	CHINA RX HOLDINGS, INC. By: /s/ Jun Bao ---------------------------------- Jun Bao, President and CEO By: /s/ Wenshan Huang ---------------------------------- Wenshan Huang, CFO